As filed with the Securities and Exchange Commission on June 1, 2018

No. 333-223753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.2
TO
 FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TerraForm Power, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4911	46-4780940
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814
(240) 762-7700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrea Rocheleau
General Counsel and Secretary
TerraForm Power, Inc.
7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814
(240) 762-7700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1700 New York Avenue, N.W. Suite 700 Washington, District of Columbia 20006	Rod Miller, Esq. Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, NY 10005 (212) 530-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging Growth Company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.01 par value per share	$650,000,000	$80,925

(1)	Includes shares that the underwriters have an option to purchase
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the maximum aggregate offering price. The registrant previously paid the registration fee in connection with earlier filings of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the underwriters may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the underwriters are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 1, 2018

$600,000,000

TerraForm Power, Inc.

Class A Common Stock

We are selling shares of our Class A common stock (the “Class A common stock” or “Class A shares”) by means of this prospectus. An affiliate of our sponsor, Brookfield Asset Management Inc. (“Brookfield”), currently owns an approximate 51% interest in the Company. It is anticipated that one or more Brookfield entities will acquire in this offering a number of shares of Class A common stock equal to at least 51% of the total number of shares sold in this offering, such that, following the offering, Brookfield and/or its affiliates are expected to continue to own at least 51% of the Company’s outstanding Class A shares. As described below in – Backstop Agreement with Brookfield, Brookfield has agreed to back-stop an offering of shares of Class A common stock (the “Backstop”) if the offering price per Class A Share of the Company equals the five-day volume weighted average price of the shares of Class A Common Stock ending the trading day prior to the Company’s announcement of the Tender Offer (the “Backstop Price”). In the event that the Backstop is exercised by the Company, Brookfield and/or its affiliates will purchase up to $650 million shares of the Class A stock at the Backstop Price. The Backstop Price is $10.66 per share. Brookfield and its affiliates are not obligated to purchase Class A shares except in the circumstances described below in – Backstop Agreement with Brookfield, and we cannot guarantee that they do so.

The underwriters have an option to buy up to           shares, which represents 15% of the shares to be sold in the offering other than to Brookfield or its affiliates.

Our Class A common stock trades on the NASDAQ Global Select Market under the symbol “TERP.” On May 31, 2018, the last reported sale price of our Class A common stock on the NASDAQ Global Select Market was $11.11 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus, including any information incorporated herein by reference, and any amendments or supplements carefully before you make your investment decision.

See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to the public	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	The underwriters will not receive a discount with respect to any shares purchased by Brookfield and/or its affiliates and the purchase price of any shares purchased by Brookfield and/or its affiliates will be equal to the price to the public. As such, the proceeds, before expenses, to us, with respect to any shares purchased by Brookfield and/or its affiliates will be equal to the price to the public.

The underwriters expect to deliver shares to purchasers on or about          , 2018.

Joint Book-Running Managers

BARCLAYS	HSBC

The date of this prospectus is          , 2018.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, nor can provide any assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context provides otherwise, references herein to (i) “Brookfield” and “Sponsor” refer to Brookfield Asset Management Inc. together with, where appropriate, its consolidated subsidiaries and its affiliates, and (ii) “we,” “our,” “us,” “our company,” the “Company” and “TerraForm Power” refer to TerraForm Power, Inc., together with, where applicable, its consolidated subsidiaries.

i

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of Brookfield Asset Management Inc. and its affiliates and third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Industry and Market Data

This prospectus includes or incorporates by reference industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third party forecasts, management’s estimates and assumptions about our markets and our internal research. Although we believe that the third-party sources referred to in this prospectus are reliable and the information generated internally is accurate, neither we nor the underwriters have independently verified any of the information from third-party sources. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this prospectus and our public filings with the Securities and Exchange Commission.

As used in this prospectus, all references to watts (e.g., Megawatts, Gigawatts, MW, GW, etc.) refer to measurements of direct current, or “DC,” with respect to solar generation assets, and measurements of alternating current, or “AC,” with respect to wind generation assets.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information that is presented in greater detail elsewhere, or incorporated by reference, in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. Before making an investment decision, you should read this entire prospectus carefully, including the matters set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated herein by reference, and should consider, among other things, our consolidated financial statements and related notes thereto incorporated by reference herein.

About TerraForm Power, Inc.

TerraForm Power owns and operates a high-quality, diversified renewable power portfolio of solar and wind assets located primarily in the U.S., totaling more than 2,600 megawatts of installed capacity. TerraForm Power’s goal is to acquire operating solar and wind assets in North America and Western Europe. We are sponsored by Brookfield Asset Management Inc., a leading global alternative asset manager with more than $285 billion of assets under management.

TerraForm Power’s objective is to deliver an attractive risk-adjusted return to its shareholders. We expect to generate this total return with a regular dividend, which we intend to grow at 5 to 8% per annum, that is backed by stable cash flows.

TerraForm Power, Inc. is a holding company and its only material asset is an equity interest in TerraForm Power, LLC, or “Terra LLC.” TerraForm Power is the managing member of Terra LLC, and operates, controls and consolidates the business affairs of Terra LLC.

Corporate Information

Our principal executive offices are located at 7550 Wisconsin Avenue, 9th, Floor, Bethesda, Maryland 20814. Our telephone number is (240) 762-7700. Our website address is www.terraformpower.com. Information contained on our internet site is not incorporated by reference into the prospectus and does not constitute part of this prospectus.

Our Business Strategy

Our primary business strategy is to acquire, own and operate solar and wind assets in North America and Western Europe. We are the owner and operator of a 2,600 MW diversified portfolio of high-quality solar and wind assets, primarily in the US, underpinned by long-term contracts. Significant diversity across technologies and locations coupled with contracts across a large, diverse group of creditworthy counterparties significantly reduces the impact of resource variability on cash available for distribution and limits our exposure to any individual counterparty.

On April 21, 2016, SunEdison, Inc. (together with its consolidated subsidiaries excluding the Company and TerraForm Global, Inc. and its subsidiaries, “SunEdison”), our previous sponsor, and certain of its domestic and international subsidiaries (the “SunEdison Debtors”) voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code (the “SunEdison Bankruptcy”). In response to SunEdison’s financial and operating difficulties, we initiated a process for the exploration and evaluation of potential strategic alternatives for the Company. This process resulted in our entry into a definitive merger and sponsorship transaction agreement (the “Merger Agreement”) on March 6, 2017 with Orion Holdings and BRE TERP Holdings Inc. (“Merger Sub”), a wholly-owned subsidiary of Orion Holdings, which are both affiliates of Brookfield. At the same time, we also entered into a settlement agreement (the “Settlement Agreement”) and a voting and support agreement (the “Voting and Support Agreement”) with SunEdison to, among other things, facilitate the closing of the merger transaction and the settlement of claims between the Company and SunEdison.

On October 16, 2017, Merger Sub merged with and into TerraForm Power (the “Merger”), with TerraForm Power continuing as the surviving corporation in the Merger, and the Company entered into a suite of support and sponsorship arrangements (the “Sponsorship Transaction”) with Brookfield and certain of its affiliates, as described in greater detail below. We generally refer to these collective transactions, and any other agreements or arrangements entered into in connection therewith, as the “Merger and Sponsorship Transaction.”

In connection with the successful completion of the Merger and Sponsorship Transaction, Brookfield replaced SunEdison as our sponsor and all outstanding claims between us and SunEdison that may have existed prior to the closing of the Merger and Sponsorship Transaction were finally settled, and all agreements between the Company and the SunEdison Debtors were deemed rejected, subject to certain limited exceptions, without further liability, claims or damages on the part of the Company.

Our goal is to pay dividends to our shareholders that are sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. We expect to generate this return with a regular dividend, which we intend to grow at 5 to 8% per annum, that is supported by our stable cash flows and a target payout ratio of 80 to 85% of cash available for distribution. We expect to achieve this growth and deliver returns by focusing on the following initiatives:

•	Margin Enhancements:

We believe there is significant opportunity to enhance our cash flow through productivity enhancements by rationalizing our headcount and implementing a more efficient organizational structure. In addition, we plan to automate a number of processes that are currently very labor intensive and expect to realize cost savings through reductions in operations and maintenance (“O&M”) expenses and the in-sourcing of asset management and certain back office functions.

•	Organic Growth:

We plan to develop a robust organic growth pipeline comprised of opportunities to invest in our existing fleet on an accretive basis as well as add-on acquisitions across our scope of operations. We have identified a number of opportunities which we believe may be compelling to invest in our fleet, including asset repowerings, site expansions and potentially adding energy storage to existing sites.

•	Value-oriented acquisitions:

We expect to evaluate a number of acquisition opportunities with a focus on sourcing off-market transactions at more attractive valuations than auction processes. Our recently announced tender offer for the outstanding shares of Saeta Yield, S.A. is an example of these acquisition opportunities. We believe that multi-faceted transactions such as take-privates and recapitalizations may enable us to acquire high quality assets at attractive relative values.

We have a right of first offer (“ROFO”) to acquire certain renewable power assets in North America and Western Europe owned by Brookfield and its affiliates. The ROFO portfolio currently stands at 3,500 MW. Over time, as Brookfield entities look to sell these assets, we will have the opportunity to make offers for these assets and potentially purchase them if the prices meet our investment objectives and are the most favorable offered to Brookfield. We also continue to maintain a call right over 0.5 GW (net) of operating wind power plants that are owned by a warehouse vehicle that was owned and arranged by SunEdison. SunEdison sold its equity interest in this warehouse vehicle to an unaffiliated third party in 2017.

Sponsorship Arrangements

On October 16, 2017, in connection with the consummation of the Merger, TerraForm Power entered into the following:

•	Master Services Agreement (the “Brookfield MSA”), with Brookfield, BRP Energy Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Global Renewable Energy Advisor Limited, Terra LLC and TerraForm Power Operating LLC (“Terra Operating LLC”), pursuant to which Brookfield and certain of its affiliates will provide certain management and administrative services, including the provision of strategic and investment management services, to TerraForm Power and its subsidiaries.
•	Relationship Agreement (the “Relationship Agreement”) with Brookfield, Terra LLC and Terra Operating LLC, which governs certain aspects of the relationship between Brookfield and TerraForm Power and its subsidiaries. Pursuant to the Relationship Agreement, during the term of the agreement, TerraForm Power and its subsidiaries serve as the primary vehicle through which Brookfield and its affiliates will acquire operating solar and wind assets in certain countries in North America and Western Europe, and Brookfield grants TerraForm Power a right of first offer on any proposed transfer of certain existing projects and all future operating solar and wind projects located in such countries developed by persons sponsored by or under the control of Brookfield.

•	Governance Agreement (the “Governance Agreement”) with Orion Holdings and any controlled affiliate of Brookfield (other than TerraForm Power and its controlled affiliates) (together with Brookfield, the “Sponsor Group”) that by the terms of the Governance Agreement from time to time becomes a party thereto. The Governance Agreement establishes certain rights and obligations of TerraForm Power and members of the Sponsor Group that own voting securities of TerraForm Power relating to the governance of TerraForm Power and the relationship between such members of the Sponsor Group and TerraForm Power and its controlled affiliates.

Sponsor Line Agreement

On October 16, 2017, TerraForm Power, Inc. entered into a credit agreement (the “Sponsor Line Agreement”) with Brookfield and one of its affiliates. The Sponsor Line Agreement establishes a $500.0 million secured revolving credit facility and provides for the lenders to commit to make LIBOR loans to us during a period not to exceed three years from the effective date of the Sponsor Line Agreement (subject to acceleration for certain specified events). The Sponsor Line Agreement may only be used to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line Agreement will terminate, and all obligations thereunder will become payable, no later than October 16, 2022. As of the date hereof, there are no amounts drawn under the Sponsor Line Agreement. However, we expect to draw from the $500.0 million available under the Sponsor Line to fund a portion of the purchase price of our acquisition of shares of Saeta Yield, S.A.

Revolving Credit Facility

On October 17, 2017, Terra Operating LLC entered into a new senior secured revolving credit facility (the “Revolver”). The Revolver consists of a revolving credit facility in an initial amount of $450.0 million, available for revolving loans and letters of credit, which Terra Operating LLC subsequently elected to increase to $600.0 million on February 6, 2018. The Revolver matures on the four-year anniversary of the closing date of such facility and was initially used to refinance the Company’s previous revolving credit facility ($250.0 million of revolving loans were initially drawn and used to repay a portion of the outstanding borrowings under the previous revolving credit facility). As of April 30, 2018, approximately $15 million of revolving loans and $74 million of letters of credit were outstanding under the Revolver. We expect to borrow under the Revolver to fund a portion of the purchase price of our acquisition of shares of Saeta Yield, S.A.

Tender Offer for the Common Shares of Saeta Yield

On February 7, 2018, the Company announced its agreement to launch a voluntary tender offer (the “Tender Offer”) to acquire 100% of the outstanding shares of Saeta Yield, S.A. (“Saeta Yield”), a Spanish corporation and a publicly-listed European owner and operator of wind and solar assets, located primarily in Spain. In April of 2018, the Company received approval from the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) (the “CNMV”) of the prospectus for the Tender Offer, which was launched on May 3, 2018, at a price of 12.20 Euros per share of Saeta Yield. On May 8, 2018, the board of directors of Saeta Yield issued a unanimous favorable opinion of the Tender Offer. The Tender Offer is expected to be completed in June, 2018, subject to certain closing conditions.

Saeta Yield is a European renewable power company with approximately 1,000 MW of wind and solar capacity that has an average remaining life in excess of 23 years. It has historically produced stable cashflow, with an average contract and/or regulatory life of approximately 14 years.

In connection with the Tender Offer, on February 6, 2018, TERP Spanish HoldCo, S.L. (“TERP Spanish HoldCo”), a subsidiary of the Company, entered into an irrevocable undertaking agreement for the launch and acceptance of the takeover bid for the shares of Saeta Yield with Cobra Concesiones, S.L., a company incorporated under the laws of Spain (“Cobra”), and GIP II Helios, S.à r.l., a société à responsabilité limitée organized under the laws of the Grand Duchy of Luxembourg (“GIP”), as well as two separate irrevocable undertaking agreements with Mutuactivos, S.A.U., S.G.I.I.C., a company incorporated under the laws of Spain (“Mutuactivos”), and with Sinergia Advisors 2006, A.V., S.A., a company incorporated under the laws of Spain (“Sinergia” and, together with Cobra, GIP and Mutuactivos, the “Selling Stockholders”). Under the terms of these irrevocable undertaking agreements, the Selling Stockholders have irrevocably and unconditionally agreed to tender an aggregate 50.338% interest in Saeta Yield in the Tender Offer.

Our acceptance of the shares of Saeta Yield tendered in the Tender Offer is conditioned upon the Company obtaining compulsory authorization required from the European Commission, which has been obtained, and Cobra and GIP irrevocably accepting the Tender Offer in respect of their shares of Saeta Yield representing no less than 48.222% of Saeta Yield’s voting share capital.

The aggregate value of the shares of Saeta Yield held by the Selling Stockholders is approximately $600 million based on the offer price of 12.20 Euros per share. Assuming all of the common shares of Saeta Yield are tendered, the maximum amount payable in the Tender Offer would be approximately $1.2 billion and we would expect to fund the purchase price of the tendered shares using a combination of the equity issuance of our Class A common stock pursuant to this prospectus and existing corporate liquidity, including borrowings under the Sponsor Line Agreement and the Revolver. We expect to repay these borrowings with a combination of sources, including new non-recourse financings of our currently unencumbered wind and solar assets and certain cash released from Saeta Yield’s assets.

In connection with the launch of the Tender Offer, we were required to post a bank guarantee (the “Bank Guarantee”) with the CNMV for the maximum amount payable in the Tender Offer of approximately $1.2 billion. On March 6, 2018, TERP Spanish HoldCo entered into two letter of credit facilities (the “LC Agreements”) pursuant to which two banks posted the Bank Guarantee with the CNMV for the maximum amount payable in the Tender Offer. On March 6, 2018, TerraForm Power entered into two letter agreements (the “Letter Agreements” and together with the LC Agreements, the “Letter of Credit Facilities”) with those banks. The LC Agreements govern TERP Spanish HoldCo’s obligations to reimburse those banks upon any drawing under the Bank Guarantee. The Letter Agreements govern TerraForm Power’s obligation to utilize drawings on its Revolver and Sponsor Line Agreement or proceeds from an equity offering of its Class A common stock to contribute funds to TERP Spanish HoldCo to enable TERP Spanish HoldCo to satisfy its reimbursement obligations under the LC Agreements. The Letter of Credit Facilities also contain customary fees, representations and warranties, covenants and events of default. Under the terms of the Letter of Credit Facilities, we are required to maintain minimum liquidity requirements of $500.0 million under the Sponsor Line Agreement and $400.0 million under the Revolver. In addition, if any amount is drawn under the Bank Guarantee, or if an event of default occurs under the Letter of Credit Facilities, we may be required to cash collateralize the entire amount of the Bank Guarantee that has not been drawn.

Sale of Shares of Class A Common Stock to Brookfield

An affiliate of our sponsor, Brookfield, currently owns an approximate 51% interest in the Company. It is anticipated that one or more Brookfield entities will acquire in this offering a number of shares of Class A common stock equal to at least 51% of the total number of shares sold in this offering, such that, following the offering, Brookfield and/or its affiliates are expected to continue to own at least 51% of the Company’s outstanding Class A shares. Except as discussed below with respect to the Backstop Agreement, the purchase price of any shares purchased by Brookfield and/or its affiliates will be equal to the price to the public (the “Offer Price”).

As described below in – Backstop Agreement with Brookfield, Brookfield has agreed to back-stop an offering of shares of Class A common stock (the “Backstop”) if the offering price per Class A Share of the Company equals the five-day volume weighted average price of the shares of Class A Common Stock ending the trading day prior to the Company’s announcement of the Tender Offer (the “Backstop Price”). In the event that the Backstop is exercised by the Company, Brookfield and/or its affiliates will purchase up to $650 million shares of the Class A stock at the Backstop Price. The Backstop Price is $10.66 per share. Brookfield and its affiliates are not obligated to purchase Class A shares except in the circumstances described below in – Backstop Agreement with Brookfield, and we cannot guarantee that they do so.

Backstop Agreement with Brookfield

On February 6, 2018, the Company entered into a Support Agreement (the “Support Agreement”) with Brookfield. Pursuant to the Support Agreement, Brookfield agreed that, if requested by the Company, Brookfield would provide a back-stop to the Company for up to $400 million of shares of Class A common stock at the Backstop Price. The Backstop Price is $10.66 per share. On May 28, 2018, the Support Agreement was amended to increase the size of the Backstop to up to $650 million of shares of Class A common stock. In the event the Company exercises the Backstop, the Brookfield entity or entities purchasing the Class A Common Stock will purchase for investment and not with a view toward a further distribution of such stock. If the Company is unable to sell the shares offered by this prospectus at a price at or above the Backstop Price of $10.66 per share, the Company may exercise the Backstop such that Brookfield purchases up to $650 million of shares of Class A common stock pursuant to the Backstop under the Support Agreement at the Backstop Price. If the Company decides to request that Brookfield purchase shares of Class A common stock pursuant to the Backstop under the Support Agreement, such purchase may be made pursuant to a private placement. If the Company does not exercise the Backstop, we expect that one or more Brookfield entities will acquire at least 51% of the Company’s Class A shares sold in this offering, such that, following the offering, Brookfield and/or its affiliates are expected to continue to own at least 51% of the Company’s Class A shares.

Recent Corporate Governance Changes

Certain corporate governance changes were implemented following the completion of the Merger and Sponsorship Transaction. As part of the Merger and Sponsorship Transaction, TerraForm Power’s corporate governance was simplified to better align the interests of all of our stakeholders. We now have a single class of A shares worth one vote each, as opposed to our previous dual-class structure. Upon consummation of the Merger and Sponsorship Transaction, the size of our Board of Directors (the “Board”) was set at seven members, of whom four are designated by Brookfield and three are independent and were initially chosen by our Board prior to the Merger and Sponsorship Transaction. On May 23, 2018, the Company held its annual meeting of stockholders for 2018 at which our three current independent directors were elected.

In addition, we have experienced changes to our executive officers and senior management, including the departure of our interim Chief Executive Officer, Chief Financial Officer and General Counsel upon the closing of the Merger and Sponsorship Transaction. The governance agreements entered into between the Company and Brookfield in connection with the Merger and Sponsorship Transaction provide for Brookfield to appoint our Chief Executive Officer, Chief Financial Officer and General Counsel. These three executive officers are not employees of the Company and their services are provided pursuant to the Brookfield MSA.

Our Board has established an Audit Committee and a Conflicts Committee, consisting of our independent directors. The Conflicts Committee will consider, among other things, matters in which a conflict of interest exists between our company and Brookfield. Our Board has also established a Nominating and Corporate Governance Committee, which consists of three directors, one of whom is a director designated by Brookfield and two of whom are independent directors.

Brookfield directly sets the compensation of our Chief Executive Officer, Chief Financial Officer and General Counsel. As such, the Company does not incur any direct expense for their services.

THE OFFERING

Shares of Class A common stock offered
Up to $600,000,000 of our Class A common stock.
Use of proceeds
We will use the proceeds of the offering to finance the acquisition of shares of Saeta Yield, S.A. in the Tender Offer and for general corporate purposes. See “Use of Proceeds.”
Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock.”
Dividend Policy
Our goal is to pay dividends to our shareholders that are sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. We expect to generate this return with a regular dividend, which we intend to grow at 5 to 8% per annum, that is supported by our stable cash flows and a target payout ratio of 80 to 85% of cash available for distribution. See “Dividend Policy.”
Risk Factors
We are subject to a number of risks that you should carefully consider before deciding to invest in our Class A common stock. These risks are discussed more fully in “Risk Factors.”
NASDAQ Global Select Market symbol
Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “TERP.”

Unless we indicate otherwise, all information in this prospectus is based on 148,086,027 shares of our Class A common stock outstanding as of April 30, 2018.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

The following table sets forth a summary of our selected consolidated financial data as of and for each of the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013. Operating results for the periods presented below are not necessarily indicative of results that may be expected for any future periods. You should review this information together with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and their related notes included, as applicable, in this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference into this prospectus.

	Year Ended December 31,
(In thousands, except per share data)	2017	2016	2015	2014	2013
Statement of Operations Data:
Operating revenues, net	$610,471	$654,556	$469,506	$127,156	$18,716
Operating costs and expenses:
Cost of operations	150,733	113,302	70,468	10,630	1,112
Cost of operations - affiliate	17,601	26,683	19,915	8,063	1,068
General and administrative expenses	139,874	89,995	55,811	20,984	289
General and administrative expenses - affiliate	13,391	14,666	55,330	19,144	5,158
Acquisition and related costs	—	2,743	49,932	10,177	—
Acquisition and related costs - affiliate	—	—	5,846	5,049	—
Loss on prepaid warranty - affiliate	—	—	45,380	—	—
Goodwill impairment	—	55,874	—	—	—
Impairment of renewable energy facilities	1,429	18,951	—	—	—
Depreciation, accretion and amortization expense	246,720	243,365	161,310	41,280	5,731
Formation and offering related fees and expenses	—	—	—	3,570	—
Formation and offering related fees and expenses - affiliate	—	—	—	1,870	—
Total operating costs and expenses	569,748	565,579	463,992	120,767	13,358
Operating income	40,723	88,977	5,514	6,389	5,358
Other expenses (income):
Interest expense, net	262,003	310,336	167,805	86,191	8,129
Loss on extinguishment of debt, net	81,099	1,079	16,156	(7,635)	—
Gain on sale of renewable energy facilities	(37,116)	—	—	—	—
(Gain) loss on foreign currency exchange, net	(6,061)	13,021	19,488	14,007	(771)
Loss on investments and receivables - affiliate	1,759	3,336	16,079	—	—
Other (income) expenses, net	(5,017)	2,218	7,362	438	—
Total other expenses, net	296,667	329,990	226,890	93,001	7,358
Loss before income tax (benefit) expense	(255,944)	(241,013)	(221,376)	(86,612)	(2,000)
Income tax (benefit) expense	(23,080)	494	(13,241)	(4,689)	(88)
Net loss	$(232,864)	$(241,507)	$(208,135)	$(81,923)	$(1,912)
Net loss attributable to Class A common stockholders	$(164,189)	$(129,847)	$(79,886)	$(25,617)	N/A
Basic and diluted loss per Class A common share	(1.65)	(1.47)	(1.25)	(0.87)	N/A
Dividends declared per Class A common share	1.94	—	1.01	0.44	N/A
	As of December 31,
(In thousands)	2017	2016	2015	2014	2013
Balance Sheet Data:
Cash and cash equivalents	$128,087	$565,333	$626,595	$468,554	$1,044
Restricted cash	96,700	117,504	159,904	81,000	69,722
Renewable energy facilities, net	4,801,925	4,993,251	5,834,234	2,648,212	433,019
Long-term debt and financing lease obligations	3,598,800	3,950,914	4,562,649	1,699,765	441,650
Capital lease obligations	—	—	—	—	29,171
Total assets	6,387,021	7,705,865	8,217,409	3,680,423	593,327
Total liabilities	3,958,313	4,807,499	5,101,429	2,140,164	577,875
Redeemable non-controlling interests	58,340	180,367	175,711	24,338	—
Total stockholders’ equity	2,370,368	2,717,999	2,940,269	1,515,921	15,452

The following table sets forth a summary of our selected consolidated financial data as of and for the three months ended March 31, 2018 and 2017. The summary consolidated balance sheet data as of March 31, 2018 and the summary consolidated statements of operations for the three months ended March 31, 2018 and 2017, have been derived from our unaudited condensed consolidated financial statements reported in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 incorporated by reference into this prospectus. Operating results for the periods presented below are not necessarily indicative of results that may be expected for any future periods. You should review this information together with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and their related notes included, as applicable, in this prospectus and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 incorporated by reference into this prospectus.

	Three Months Ended March 31,
(In thousands, except per share data)	2018	2017
Statement of Operations Data:
Operating revenues, net	$127,547	$151,135
Operating costs and expenses:
Cost of operations	37,323	34,338
Cost of operations - affiliate	—	5,598
General and administrative expenses	24,284	36,725
General and administrative expenses - affiliate	3,474	1,419
Acquisition and related costs	3,685	—
Impairment of renewable energy facilities	15,240	—
Depreciation, accretion and amortization expense	65,590	60,987
Total operating costs and expenses	149,596	139,067
Operating (loss) income	(22,049)	12,068
Other expenses:
Interest expense, net	53,554	68,312
Loss on foreign currency exchange, net	891	587
Other expenses, net	849	360
Total other expenses, net	55,294	69,259
Loss before income tax benefit	(77,343)	(57,191)
Income tax benefit	(976)	(918)
Net loss	$(76,367)	$(56,273)
Net income (loss) attributable to Class A common stockholders	$83,233	$(31,769)
Basic and diluted earnings (loss) per Class A common share	0.56	(0.37)
Dividends declared per Class A common share	0.19	—
(In thousands)	As of March 31, 2018
Balance Sheet Data:
Cash and cash equivalents	$157,833
Restricted cash	95,564
Renewable energy facilities, net	4,719,808
Long-term debt and financing lease obligations	3,594,371
Total assets	6,258,781
Total liabilities	3,928,671
Redeemable non-controlling interests	50,760
Total stockholders’ equity	2,279,350

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the financial and other information contained in this prospectus and the documents incorporated by reference herein, particularly those described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, before you decide to purchase shares of our Class A common stock. If any of the following risks actually occur, our business, financial condition, results of operations, cash flow and prospects could be harmed. In that event, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Related to Our Business

We may not realize the expected benefits of the Merger and Sponsorship Transaction.

Following the closing of the Merger and Sponsorship Transaction, the Company may not perform as we expect, or as the market expects, which could have an adverse effect on the price of our Class A common stock. Concurrently with the closing of the Merger and Sponsorship Transaction, Brookfield and the Company entered into the new sponsorship agreements, which include, among other things, for Brookfield to provide strategic and investment management services to the Company, for Brookfield, subject to certain terms and conditions, to provide the Company with a right of first offer on certain operating wind and solar assets that are located in North America and Western Europe and developed by persons sponsored by or under the control of Brookfield and for Brookfield to provide TerraForm Power with a $500 million secured revolving credit facility to fund certain acquisitions or growth capital expenditures.

The Company may not realize expected benefits of Brookfield’s management services and the other aspects of the sponsorship arrangements. For example, the Company may fail to realize expected operational or margin improvements, synergies or other cost savings or reductions, may not achieve expected growth in its portfolio through organic growth or third-party acquisitions and may not be able to acquire assets from Brookfield. The Company may also not be able to effectively utilize the $500 million secured revolving credit facility provided by Brookfield for accretive acquisitions or at all. Our failure to realize these aspects of the Sponsorship Transaction may have an adverse effect on the price of our Class A common stock and on our business, growth and the results of our operations.

The Merger and Sponsorship Transaction and related uncertainty could cause disruptions in our business, which could have an adverse effect on our business and financial results and the price of our Class A common stock.

We have important counterparties at every level of operations, including offtakers under our PPAs, corporate and project-level lenders and tax equity investors, suppliers and service providers. Uncertainty about the effect of the sponsorship with Brookfield may negatively affect our relationship with our counterparties due to concerns about the Brookfield sponsorship and its impact on our business. These concerns may cause counterparties to be more likely to reduce utilization of our services (or the provision of supplies or services) where the counterparty has flexibility in volume or duration or otherwise seeks to change the terms on which they do business with us. These concerns may also cause our existing or potential new counterparties to be less likely to enter into new agreements or to demand more expensive or onerous terms, credit support, security or other conditions. Damage to our existing or potential future counterparty relationships may materially and adversely affect our business, financial condition and results of operations, including our growth strategy and the price of our Class A common stock.

The production of wind energy depends heavily on suitable wind conditions, and the production of solar depends on irradiance, which is the amount of solar energy received at a particular site. If wind or solar conditions are unfavorable or below our estimates, our electricity production, and therefore our revenue, may be substantially below our expectations.

The electricity produced and revenues generated by a wind power plant depend heavily on wind conditions, which are variable and difficult to predict. Operating results for wind power plants vary significantly from period to period depending on the wind conditions during the periods in question. The electricity produced and the revenues generated by a solar power plant depends heavily on insolation, which is the amount of solar energy received at a site. While somewhat more predictable than wind conditions, operating results for solar power plants can also vary from period to period depending on the solar conditions during the periods in question. We have based our decisions about which sites to develop in part on the findings of long-term wind, irradiance and other meteorological data and studies conducted in the proposed area, which, as applicable, measure the wind’s speed and prevailing direction, the amount of solar irradiance a site is expected to receive and seasonal variations. Actual conditions at these sites, however, may not conform to the measured data in these studies and may be affected by variations in weather patterns, including any potential impact of climate change. Therefore, the electricity generated by our power plants may not meet our anticipated production levels or the rated capacity of the turbines or solar panels located there, which could adversely affect our business, financial condition and results of operations. In some quarters the wind resources at our operating wind power plants, while within the range of our long-term estimates, have varied from the averages we expected. If the wind or solar resources at a facility are below the average level we expect, our rate of return for the facility would be below our expectations and we would be adversely affected. Projections of wind resources also rely upon assumptions about turbine placement, interference between turbines and the effects of vegetation, land use and terrain, which involve uncertainty and require us to exercise considerable judgment. Projections of solar resources depend on assumptions about weather patterns (including snow), shading, and other assumptions which involve uncertainty and also require us to exercise considerable judgment. We or our consultants may make mistakes in conducting these wind, irradiance and other meteorological studies. Any of these factors could cause our sites to have less wind or solar potential than we expected and may cause us to pay more for wind and solar power plants in connection with acquisitions than we otherwise would have paid had such mistakes not been made, which could cause the return on our investment in these wind and solar power plants to be lower than expected.

If our wind and solar energy assessments turn out to be wrong, our business could suffer a number of material adverse consequences, including:

•	our energy production and sales may be significantly lower than we predict;
•	our hedging arrangements may be ineffective or more costly;
•	we may not produce sufficient energy to meet our commitments to sell electricity or RECs and, as a result, we may have to buy electricity or RECs on the open market to cover our obligations or pay damages; and
•	our wind and solar power plants may not generate sufficient cash flow to make payments of principal and interest as they become due on our outstanding debt, and we may have difficulty obtaining financing for future wind power plants.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and share price.

We are required to comply with Section 404(a) of the Sarbanes-Oxley Act in the course of preparing our financial statements, and our management is required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, our independent registered public accounting firm is required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented or detected on a timely basis. The existence of any material weakness would require management to devote significant time and incur significant expense to remediate any such material weaknesses and management may not be able to remediate any such material weaknesses in a timely manner.

As of December 31, 2017, we did not maintain an effective control environment attributable to certain identified material weaknesses. These material weaknesses were described in Item 9A. Controls and Procedures in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017. These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2017.

The existence of these or other material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price.

We are involved in costly and time-consuming litigation and other regulatory proceedings which require significant attention from our management, which involve a greater exposure to legal liability and may result in significant damage awards and which may relate to the operations of our renewable energy facilities.

We have been subject to claims arising out of our acquisition activities with respect to certain payments in connection with the acquisition of First Wind Holdings, LLC by SunEdison, as more fully described in Note 19. Commitments and Contingencies to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017. D.E. Shaw Composite Holdings, L.L.C. and Madison Dearborn Capital Partners IV, L.P., as the representatives of the sellers (the “First Wind Sellers”) pursuant to the Purchase and Sale Agreement, dated as of November 17, 2014 (the “FW Purchase Agreement”) between, among others, SunEdison, the Company and Terra LLC and the First Wind Sellers have alleged a breach of contract with respect to the FW Purchase Agreement and that Terra LLC and SunEdison became jointly obligated to make $231.0 million in earn-out payments in respect of certain development assets SunEdison acquired from the First Wind Sellers under the FW Purchase Agreement, when those payments were purportedly accelerated by SunEdison’s bankruptcy and by the resignations of two SunEdison employees. The First Wind Sellers have also alleged that the Company, as guarantor of certain Terra LLC obligations under the FW Purchase Agreement, is liable for this sum. The Defendants filed a motion to dismiss the amended complaint on July 5, 2016, which was denied on February 6, 2018. The case is now proceeding to fact discovery, which is scheduled to conclude by October 31, 2018. The Company believes the First Wind Sellers’ allegations are without merit and will contest the claim and allegations vigorously. However, the Company cannot predict with certainty the ultimate resolution of any proceedings brought in connection with such a claim.

We have also been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business, including proceedings related to the operation of our renewable energy facilities. For example, individuals or groups have in the past and may in the future challenge the issuance of a permit for a renewable energy facility or may make claims related to alleged impacts of the operation of our renewable energy facilities on adjacent properties. In addition, we are named as defendants from time to time in other lawsuits and regulatory actions relating to our business, some of which may claim significant damages.

Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. Unfavorable outcomes or developments relating to these proceedings, or new proceedings involving similar allegations or otherwise, such as monetary damages or equitable remedies, could have a material adverse impact on our business and financial position, results of operations or cash flows or limit our ability to engage in certain of our business activities. Settlement of claims could adversely affect our financial condition, results of operations and cash flows. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are often expensive, lengthy and disruptive to normal business operations and require significant attention from our management. We are currently and/or may be subject in the future to claims, lawsuits or arbitration proceedings related to matters in tort or under contracts, employment matters, securities class action lawsuits, shareholder derivative actions, breaches of fiduciary duty, conflicts of interest, tax authority examinations or other lawsuits, regulatory actions or government inquiries and investigations.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been the target of such securities litigation in the past and we may become the target of additional securities litigation in the future, which could result in substantial costs and divert our management’s attention from other business concerns, which could have a material adverse effect on our business.

The final resolution of certain existing litigation will trigger a requirement to issue additional Class A common stock to Brookfield.

We have agreed, in the Merger Agreement, to issue additional shares of Class A common stock to Brookfield for no additional consideration in respect of the final resolution of certain specified litigation, including the litigation brought by the First Wind Sellers (see Note 19. Commitments and Contingencies to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 for a description of such specified litigation).

The number of additional shares of Class A common stock to be issued to Brookfield is subject to a pre-determined formula as set forth in the Merger Agreement as described in greater detail in the Company’s Definitive Proxy Statement filed on Schedule 14A with the SEC on September 6, 2017 and will compensate Brookfield for the total amount of losses we incur with respect to such specified litigation. The number of shares of Class A common stock to be issued to Brookfield could be significant, resulting in the dilution of the ownership interests of our remaining Class A common stockholders.

A significant portion of our assets consists of long-lived assets, the value of which may be reduced if we determine that those assets are impaired.

As of December 31, 2017, the net carrying value of long-lived assets represented $5,879.7 million, or 92%, of our total assets and consisted of renewable energy facilities and intangible assets. Renewable energy facilities and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value.

As a result of classifying substantially all of our portfolio of residential rooftop solar assets located in the United States as held for sale during the fourth quarter of 2016 and determining that the carrying value exceeded the fair value less costs to sell, we recorded an impairment charge of $15.7 million within impairment of renewable energy facilities in the consolidated statement of operations for the year ended December 31, 2016. We also recorded a $3.3 million charge within impairment of renewable energy facilities for the year ended December 31, 2016 due to the decision to abandon certain residential construction in progress assets that were not completed by SunEdison as a result of the SunEdison Bankruptcy. In 2017, we recorded an additional $1.4 million charge within impairment of renewable energy facilities related to our remaining 0.3 MW of residential assets that were not classified as held for sale as of December 31, 2016 as we determined certain impairment indicators were present.

During 2016, our long-lived assets also included goodwill but based on our annual goodwill impairment testing conducted as of December 1, 2016, and a review of any potential indicators of impairment, we concluded that the carrying value of $55.9 million was impaired and it was fully written off in 2016. There have been no impairments of intangible assets to date. If intangible assets or additional renewable energy facilities are impaired based on a future impairment test, we could be required to record further non-cash impairment charges to our operating income. Such non-cash impairment charges, if significant, could materially and adversely affect our results of operations in the period recognized.

Counterparties to our power purchase agreements (“PPAs”) may not fulfill their obligations or may seek to terminate the PPA early, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows.

All but a minor portion of the electricity generated by our current portfolio of renewable energy facilities is sold under long-term PPAs, including power purchase agreements with public utilities or commercial, industrial or government end-users or hedge agreements with investment banks and creditworthy counterparties. Certain of the PPAs associated with renewable energy facilities in our portfolio allow the offtake purchaser to terminate the PPA in the event certain operating thresholds or performance measures are not achieved within specified time periods or, in certain instances, by payment of an early termination fee. If a PPA was terminated or if, for any reason, any purchaser of power under these contracts is unable or unwilling to fulfill their related contractual obligations or refuses to accept delivery of power delivered thereunder, and if we are unable to enter a new PPA on acceptable terms in a timely fashion or at all, we would be required to sell the power from the associated renewable energy facility into the wholesale power markets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, seeking to enforce the obligations of our counterparties under our PPAs could be time consuming or costly and could involve little certainty of success.

Certain of our PPAs allow the offtake purchaser to buy out a portion of the renewable energy facility upon the occurrence of certain events, in which case we will need to find suitable replacement renewable energy facilities to invest in.

Certain of the PPAs for renewable energy facilities in our portfolio or that we may acquire in the future allow the offtake purchaser to purchase all or a portion of the applicable renewable energy facility from us. If the offtake purchaser exercises its right to purchase all or a portion of the renewable energy facility, we would need to reinvest the proceeds from the sale in one or more renewable energy facilities with similar economic attributes in order to maintain our cash available for distribution. If we were unable to locate and acquire suitable replacement renewable energy facilities in a timely fashion it could have a material adverse effect on our results of operations and cash available for distribution.

Most of our PPAs do not include inflation-based price increases.

In general, our PPAs do not contain inflation-based price increase provisions. To the extent that the countries in which we operate experience high rates of inflation, which increases our operating costs in those countries, we may not be able to generate sufficient revenues to offset the effects of inflation, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

A material drop in the retail price of utility-generated electricity or electricity from other sources could limit our ability to attract new customers and adversely affect our growth.

Decreases in the retail prices of electricity supplied by utilities or other clean energy sources would harm our ability to offer competitive pricing and could harm our ability to sign PPAs with customers. The price of electricity from utilities could decrease for a number of reasons, including:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy facilities;
•	the construction of additional electric transmission and distribution lines;
•	a reduction in the price of natural gas, including as a result of new drilling techniques or a relaxation of associated regulatory standards;
•	energy conservation technologies and public initiatives to reduce electricity consumption; and
•	the development of new clean energy technologies that provide less expensive energy.

A shift in the timing of peak rates for utility-supplied electricity to a time of day when solar energy generation is less efficient could make solar energy less competitive and reduce demand. If the retail price of energy available from utilities were to decrease, we would be at a competitive disadvantage in negotiating new PPAs and therefore we may be unable to attract new customers and our growth would be limited, and the value of our renewable energy facilities may be impaired or their useful life may be shortened.

We may not be able to replace expiring PPAs with contracts on similar terms. If we are unable to replace an expired distributed generation PPA with an acceptable new contract, we may be required to remove the renewable energy facility from the site or, alternatively, we may sell the assets to the site host.

We may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, including at prices that permit operation of the related facility on a profitable basis. If we are unable to replace an expiring PPA with an acceptable new revenue contract, the affected site may temporarily or permanently cease operations or we may be required to sell the power produced by the facility at wholesale prices which are exposed to market fluctuations and risks. In the case of a distributed generation solar facility that ceases operations, the PPA terms generally require that we remove the assets, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. The cost of removing a significant number of distributed generation solar facilities could be material. Alternatively, we may agree to sell the assets to the site owner, but the terms and conditions, including price that we would receive in any sale and the sale price may not be sufficient to replace the revenue previously generated by the solar generation facility.

Our ability to generate revenue from certain utility-scale solar and wind power plants depends on having interconnection arrangements and services and the risk of curtailment of our renewable energy facilities may result in a reduced return to us on our investments and adversely impact our business, financial condition, and results of operations.

The operation of our utility scale renewable energy facilities depends on having interconnection arrangements with transmission providers and depends on a reliable electricity grid. If the interconnection or transmission agreement of a renewable energy facility we own or acquire is terminated for any reason, we may not be able to replace it with an interconnection or transmission arrangement on terms as favorable as the existing arrangement, or at all, or we may experience significant delays or costs in securing a replacement. Moreover, if a transmission network to which one or more of our existing power plants or a power plant we acquire is connected experiences “down time,” the affected renewable energy facility may lose revenue and be exposed to non-performance penalties and claims from its customers. Curtailment as a result of transmission system down time can arise from the need to prevent damage to the transmission system and for system emergencies, force majeure, safety, reliability, maintenance or other operational reasons. Under our power purchase arrangements, our offtakers are not generally required to compensate us for energy and ancillary services we could have delivered during these periods of curtailment had our facilities not been curtailed. Further, the owners of the transmission network will not usually compensate electricity generators for lost income due to curtailment. These factors could materially affect our ability to forecast operations and negatively affect our business, results of operations, financial condition and cash flows.

In addition, we cannot predict whether transmission facilities will be expanded in specific markets to accommodate or increase competitive access to those markets. Expansion of the transmission system by transmission providers is costly, time consuming and complex. To the extent the transmission system is not adequate in an area, our operating facilities’ generation of electricity may be physically or economically curtailed without compensation due to transmission capacity limitations, reducing our revenues and impairing our ability to capitalize fully on a particular facility’s generating potential. Such curtailments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, economic congestion on the transmission grid (for instance, a positive price difference between the location where power is put on the grid by a clean power generation asset and the location where power is taken off the grid by the facility’s customer) in certain of the bulk power markets in which we operate may occur and we may be deemed responsible for those congestion costs. If we were liable for such congestion costs, our financial results could be adversely affected.

We face competition from traditional and renewable energy companies.

The solar and wind energy industries, and the broader clean energy industry, are highly competitive and continually evolving, as market participants strive to distinguish themselves within their markets and compete with large incumbent utilities and new market entrants. We believe that our primary competitors are the traditional incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these traditional utilities primarily based on price, predictability of price and the ease with which customers can switch to electricity generated by our renewable energy facilities. If we cannot offer compelling value to our customers based on these factors, then our business will not grow. Traditional utilities generally have substantially greater financial, technical, operational and other resources than we do, and as a result may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Traditional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, the source of a majority of traditional utilities’ electricity is non-renewable, which may allow them to sell electricity more cheaply than electricity generated by our solar generation facilities, wind power plants, and other types of clean power generation assets we may acquire.

We also face risks that traditional utilities could change their volumetric-based (i.e., cents per kWh) rate and tariff structures to make distributed solar generation less economically attractive to their retail customers.

Currently, net metering programs are utilized in the majority of states to support the growth of distributed generation solar facilities by requiring traditional utilities to reimburse certain of their retail customers for the excess power they generate at the level of the utilities’ retail rates rather than the rates at which those utilities buy power at wholesale. In Arizona, the state has allowed its largest traditional utility, Arizona Public Service, to assess a surcharge on customers with solar generation facilities for their use of the utility’s grid, based on the size of the customer’s solar generation facility. This surcharge will reduce the economic returns for the excess electricity that the solar generation facilities produce. These types of changes or other types of changes that could reduce or eliminate the economic benefits of net metering could be implemented in other states, which could significantly change the economic benefits of solar energy as perceived by traditional utilities’ retail customers.

We also face competition in the energy efficiency evaluation and upgrades market and we expect to face competition in additional markets as we introduce new energy-related products and services. As the solar and wind industries grow and evolve, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors could limit our growth and could have a material adverse effect on our business and prospects.

There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us and our utility-scale facilities to additional risk.

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, including transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our renewable energy facilities, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our renewable energy facilities should this become necessary. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorated or our renewable portfolio standard (“RPS”) programs, climate change programs or other regulations to which they are currently subject and that compel them to source renewable energy supplies change, demand for electricity produced by our utility-scale facilities could be negatively impacted.

Our hedging activities may not adequately manage our exposure to commodity and financial risk, which could result in significant losses or require us to use cash collateral to meet margin requirements, each of which could have a material adverse effect on our business, financial condition, results of operations and liquidity, which could impair our ability to execute favorable financial hedges in the future.

Certain of our wind power plants are party to financial swaps or other hedging arrangements. We may also acquire additional assets with similar hedging arrangements in the future. Under the terms of the existing financial swaps, certain wind power plants are not obligated to physically deliver or purchase electricity. Instead, they receive payments for specified quantities of electricity based on a fixed-price and are obligated to pay the counterparty the market price for the same quantities of electricity. These financial swaps cover quantities of electricity that we estimated are highly likely to be produced. As a result, gains or losses under the financial swaps are designed to be offset by decreases or increases in a facility’s revenues from spot sales of electricity in liquid markets. However, the actual amount of electricity a facility generates from operations may be materially different from our estimates for a variety of reasons, including variable wind conditions and wind turbine availability. If a wind power plant does not generate the volume of electricity covered by the associated swap contract, we could incur significant losses if electricity prices in the market rise substantially above the fixed-price provided for in the swap. If a wind power plant generates more electricity than is contracted in the swap, the excess production will not be hedged and the related revenues will be exposed to market price fluctuations.

Moreover, in some power markets, at times we have experienced negative power prices with respect to merchant energy sales. In these situations, we must pay grid operators to take our power. Because our tax investors receive production tax credits from the production of energy from our wind plants, it may be economical for the plant to continue to produce power at negative prices, which results in our wind facility paying for the power it produces. In addition, certain of these financial or hedging arrangements are financially settled with reference to energy prices (or locational marginal prices) at a certain hub or node on the transmission system in the relevant energy market. At the same time, revenues generated by physical sales of energy from the applicable facility may be determined by the energy price (or locational marginal price) at a different node on the transmission system. This is an industry practice used to address the lack of liquidity at individual facility locations. There is a risk, however, that prices at these two nodes differ materially, and as a result of this so called “basis risk,” we may be required to settle our financial hedges at prices that are higher than the prices at which we are able to sell physical power from the applicable facility, thus reducing the effectiveness of the swap hedges.

We are exposed to foreign currency exchange risks because certain of our renewable energy facilities are located in foreign countries.

We generate a portion of our revenues and incur a portion of our expenses in currencies other than U.S. dollars. The portion of our revenues generated in currencies other than U.S. dollars is expected to increase substantially if we complete the Tender Offer for the shares of Saeta Yield and may otherwise increase in the future. Changes in economic or political conditions in any of the countries in which we operate now or in the future could result in exchange rate movement, new currency or exchange controls or other restrictions being imposed on our operations or expropriation. As our financial results are reported in U.S. dollars, if we generate revenue or earnings in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those revenues or earnings. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have a negative impact on our profitability. Our debt service requirements are primarily in U.S. dollars even though a percentage of our cash flow is generated in other foreign currencies and therefore significant changes in the value of such foreign currencies relative to the U.S. dollar could have a material negative impact on our financial condition and our ability to meet interest and principal payments on debts denominated in U.S. dollars. In addition to currency translation risks, we incur currency transaction risks whenever we or one of our facilities enter into a purchase or sales transaction using a currency other than the local currency of the transacting entity.

Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations. We expect to experience economic losses and gains and negative and positive impacts on earnings as a result of foreign currency exchange rate fluctuations, particularly as a result of changes in the value of the Canadian dollar, the British pound and other currencies.

Additionally, although a portion of our revenues and expenses are denominated in foreign currency, any dividends we pay will be denominated in U.S. dollars. The amount of U.S. dollar denominated dividends paid to our holders of our Class A common stock will therefore be exposed to a certain level of currency exchange rate risk. Although we have entered into certain hedging arrangements to help mitigate some of this exchange rate risk, these arrangements may not be sufficient to eliminate the risk. Changes in the foreign exchange rates could have a material negative impact on our results of operations and may adversely affect the amount of cash dividends paid by us to holders of our Class A common stock.

A portion of our revenues is attributable to the sale of renewable energy credits and solar renewable energy credits, which are renewable energy attributes that are created under the laws of individual states of the United States, and our failure to be able to sell such RECs or SRECs at attractive prices, or at all, could materially adversely affect our business, financial condition and results of operation.

A portion of our revenues is attributable to our sale of RECs and other environmental attributes of our facilities which are created under the laws of the state of the United States where the facility is located. We sometimes seek to sell forward a portion of our RECs or other environmental attributes under contracts having terms in excess of one year to fix the revenues from those attributes and hedge against future declines in prices of RECs or other environmental attributes. If our renewable energy facilities do not generate the amount of electricity required to earn the RECs or other environmental attributes sold under such forward contracts or if for any reason the electricity we generate does not produce RECs or other environmental attributes for a particular state, we may be required to make up the shortfall of RECs or other environmental attributes under such forward contracts through purchases on the open market or make payments of liquidated damages. We have from time to time provided guarantees of Terra LLC as credit support for these obligations. Additionally, forward contracts for REC sales often contain adequate assurances clauses that allow our counterparties to require us to provide credit support in the form of parent guarantees, letters of credit or cash collateral.

We are currently limited in our ability to hedge sufficient volumes of our anticipated RECs or other environmental attributes, leaving us exposed to the risk of falling prices for RECs or other environmental attributes. RECs are created through state law requirements for utilities to purchase a portion of their energy from renewable energy sources and changes in state laws or regulation relating to RECs may adversely affect the availability of RECs or other environmental attributes and the future prices for RECs or other environmental attributes, which could have an adverse effect on our business, financial condition and results of operations.

Operation of renewable energy facilities involves significant risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards.

The ongoing operation of our facilities involves risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, latent defect, design error or operator error or force majeure events, among other things. Operation of our facilities also involves risks that we will be unable to transport our product to our customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of generating units, including extensions of scheduled outages, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of generating and selling less power or require us to incur significant costs as a result of obtaining replacement power from third parties in the open market to satisfy our forward power sales obligations.

Our inability to efficiently operate our renewable energy facilities, manage capital expenditures and costs and generate earnings and cash flow from our asset-based businesses could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not cover our lost revenues, increased expenses or liquidated damages payments should we experience equipment breakdown or non-performance by contractors or vendors.

Power generation involves hazardous activities, including delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane and wind, other hazards, such as fire, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to substantial governmental regulation and may be adversely affected by changes in laws or regulations, as well as liability under, or any future inability to comply with, existing or future regulations or other legal requirements.

Our business is subject to extensive federal, state and local laws in the U.S. and regulations in the foreign countries in which we operate. Compliance with the requirements under these various regulatory regimes may cause us to incur significant costs, and failure to comply with such requirements could result in the shutdown of the non-complying facility or, the imposition of liens, fines and/or civil or criminal liability.

With the exception of certain of our utility scale plants, our renewable energy facilities located in the United States in our portfolio are qualifying facilities (“QFs”) as defined under the Public Utility Regulatory Policies Act. Depending upon the power production capacity of the facility in question, our QFs and their immediate project company owners may be entitled to various exemptions from ratemaking and certain other regulatory provisions of the Federal Power Act, from the books and records access provisions of PUHCA, and from state organizational and financial regulation of electric utilities.

Certain of our utility scale plants and their owners are exempt wholesale generators, as defined under the Public Utility Regulatory Policies Act (each, an EWG) which exempts each EWG and us (for purposes of our ownership of each such company) from the federal books and access provisions of PUHCA. Certain of the EWGs are also QFs. EWGs and their owners are subject to regulation for most purposes as “public utilities” under the Federal Power Act, including regulation of their rates and their issuances of securities. Each of our EWGs has obtained “market based rate authorization” and associated blanket authorizations and waivers from FERC under the Federal Power Act, which allows it to sell electricity, capacity and ancillary services at wholesale at negotiated, market based rates, instead of cost-of-service rates, as well as waivers of, and blanket authorizations under, certain FERC regulations that are commonly granted to market based rate sellers, including blanket authorizations to issue securities.

The failure of our QFs to maintain QF status may result in their becoming subject to significant additional regulatory requirements. In addition, the failure of the EWGs, or our QFs to comply with applicable regulatory requirements may result in the imposition of penalties.

In particular, the EWGs, and any project companies that own or operate our QFs that obtain market based rate authority from FERC under the FPA are or will be subject to certain market behavior and anti-manipulation rules as established and enforced by FERC, and if they are determined to have violated those rules, will be subject to potential disgorgement of profits associated with the violation, penalties, and suspension or revocation of their market-based rate authority. If such entities were to lose their market-based rate authority, they would be required to obtain FERC’s acceptance of a cost-of-service rate schedule for wholesale sales of electric energy, capacity and ancillary services and could become subject to significant accounting, record-keeping, and reporting requirements that are imposed on FERC regulated public utilities with cost-based rate schedules.

Substantially all of our assets are also subject to the rules and regulations applicable to power generators generally, in particular the Reliability Standards of the North American Electric Reliability Corporation or similar standards in Canada, the United Kingdom and Chile. If we fail to comply with these mandatory Reliability Standards, we could be subject to sanctions, including substantial monetary penalties, increased compliance obligations and disconnection from the grid.

The regulatory environment for electricity generation in the United States has undergone significant changes in the last several years due to state and federal policies affecting the wholesale and retail power markets and the creation of incentives for the addition of large amounts of new renewable energy generation and demand response resources. These changes are ongoing and we cannot predict the ultimate effect that the changing regulatory environment will have on our business. In addition, in some of these markets, interested parties have proposed material market design changes, as well as made proposals to re-regulate the markets or require divestiture of power generation assets by asset owners or operators to reduce their market share. If competitive restructuring of the power markets is reversed, discontinued or delayed, our business prospects and financial results could be negatively impacted.

Laws, governmental regulations and policies supporting renewable energy, and specifically solar and wind energy (including tax incentives), could change at any time, including as a result of new political leadership, and such changes may materially adversely affect our business and our growth strategy.

Renewable energy generation assets currently benefit from, or are affected by, various federal, state and local governmental incentives and regulatory policies. In the United States, these policies include federal investment tax credits (“ITCs”), federal renewable electricity production credits (“PTCs”), and trade import tariff policies, as well as state RPS and integrated resource plan (“IRP”) programs, state and local sales and property tax incentives, siting policies, grid access policies, rate design, net energy metering, and modified accelerated cost-recovery system of depreciation. The growth of our wind and solar energy business will also be dependent on the federal and state tax and regulatory regimes generally and as they relate in particular to our investments in our wind and solar facilities. For example, future growth in the renewable energy industry in the U.S. will be impacted by the availability of ITC and PTCs and accelerated depreciation and other changes to the federal income tax laws, including reductions in rates or changes that affect the ability of tax equity providers to effectively obtain the benefit of available tax credits or deductions or forecast their future tax liabilities, which may materially impair the market for tax equity financing for wind and solar power plants. Any effort to overturn federal and state laws, regulations or policies that are supportive of wind and solar power plants or that remove costs or other limitations on other types of generation that compete with wind and solar power plants could materially and adversely affect our business, financial condition, results of operations and cash flows.

Many U.S. states have adopted RPS programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. If the RPS requirements are reduced or eliminated, it could lead to fewer future power contracts or lead to lower prices for the sale of power in future power contracts, which could have a material adverse effect on our future growth prospects. Such material adverse effects may result from decreased revenues, reduced economic returns on certain project company investments, increased financing costs and/or difficulty obtaining financing.

Renewable energy sources in Canada benefit from federal and provincial incentives, such as RPS programs, accelerated cost recovery deductions allowed for tax purposes, the availability of offtake agreements through RPS and the Ontario FIT program, and other commercially oriented incentives. Renewable energy sources in Chile benefit from an RPS program. Any adverse change to, or the elimination of, these incentives could have a material adverse effect on our business and our future growth prospects.

We are also subject to laws and regulations that are applicable to business entities generally, including local, state and federal tax laws. On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act, which contains several provisions that positively and negatively impact our business and operations. If any of the laws or governmental regulations or policies that support renewable energy change, or if we are subject to changes to other existing laws or regulations or new laws or regulation that impact our tax position, increase our compliance costs, are burdensome or otherwise negatively impact our business, such new or changed laws or regulations may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Maintenance, expansion and refurbishment of renewable energy facilities involve significant risks that could result in unplanned power outages or reduced output.

Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, and any decreased operational or management performance, could reduce our facilities’ generating capacity below expected levels, reducing our revenues and jeopardizing our ability to pay dividends to holders of our Class A common stock at forecasted levels or at all. Incomplete performance by us or third parties under O&M agreements may increase the risks of operational or mechanical failure of our facilities. Degradation of the performance of our renewable energy facilities provided for in the related PPAs may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability.

We may also choose to refurbish or upgrade our facilities based on our assessment that such activity will provide adequate financial returns and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs, timing, available financing and future power prices. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Moreover, spare parts for wind turbines and solar facilities and key pieces of equipment may be hard to acquire or unavailable to us. Sources of some significant spare parts and other equipment are located outside of North America and the other jurisdictions in which we operate. If we were to experience a shortage of or inability to acquire critical spare parts we could incur significant delays in returning facilities to full operation, which could negatively impact our business financial condition, results of operations and cash flows.

Developers of renewable energy facilities depend on a limited number of suppliers of solar panels, inverters, module turbines, towers and other system components and turbines and other equipment associated with wind power plants. Any shortage, delay or component price change from these suppliers could result in construction or installation delays, which could affect the number of renewable energy facilities we are able to acquire in the future.

There have been periods of industry-wide shortage of key components, including solar panels and wind turbines, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. In addition, the United States government has imposed tariffs on imported solar cells and modules. The tariff begins at 30% in 2018 and declines to 25%, 20% and 15% in 2019, 2020 and 2021, respectively. The first 2.5 gigawatts of imported solar cells are exempted from these tariffs. Our purchase price for renewable energy facilities may reflect the tariff penalties mentioned above if project developers purchase solar panels containing imported solar cells manufactured in China or other foreign countries. These tariff penalties may also result in increased prices for domestic solar cells and modules due to decreased competition. A shortage of key commodity materials could also lead to a reduction in the number of renewable energy facilities that we may have the opportunity to acquire in the future, or delay or increase the costs of acquisitions.

We may incur unexpected expenses if the suppliers of components in our renewable energy facilities default in their warranty obligations.

The solar panels, inverters, modules and other system components utilized in our solar generation facilities are generally covered by manufacturers’ warranties, which typically range from 5 to 20 years. When purchasing wind turbines, the purchaser will enter into warranty agreements with the manufacturer which typically expire within two to five years after the turbine delivery date. In the event any such components fail to operate as required, we may be able to make a claim against the applicable warranty to cover all or a portion of the expense associated with the faulty component. However, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense associated with the faulty component. For example, a portion of our solar power plants utilize modules made by SunEdison and certain of its affiliates that were debtors in the SunEdison Bankruptcy. Our business, financial condition, results of operations and cash flows could be materially adversely affected if we cannot make claims under warranties covering our renewable energy facilities.

We are subject to environmental, health and safety laws and regulations and related compliance expenditures and liabilities.

Our assets are subject to numerous and significant federal, state, local and foreign laws, and other requirements governing or relating to the environment. Our facilities could experience incidents, malfunctions and other unplanned events, such as spills of hazardous materials that may result in personal injury, penalties and property damage. In addition, certain environmental laws may result in liability, regardless of fault, concerning contamination at a range of properties, including properties currently or formerly owned, leased or operated by us and properties where we disposed of, or arranged for disposal of, waste and other hazardous materials. As such, the operation of our facilities carries an inherent risk of environmental liabilities, and may result in our involvement from time to time in administrative and judicial proceedings relating to such matters. While we have implemented environmental management programs designed to continually improve environmental, health and safety performance, we cannot assure you that such liabilities including significant required capital expenditures, as well as the costs for complying with environmental laws and regulations, will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Harming of protected species can result in curtailment of wind power plant operations, monetary fines and negative publicity.

The operation of wind power plants can adversely affect endangered, threatened or otherwise protected animal species. Wind power plants, in particular, involve a risk that protected species will be harmed, as the turbine blades travel at a high rate of speed and may strike flying animals (such as birds or bats) that happen to travel into the path of spinning blades.

Our wind power plants are known to strike and kill flying animals, and occasionally strike and kill endangered or protected species, including protected golden or bald eagles. As a result, we expect to observe all industry guidelines and governmentally recommended best practices to avoid harm to protected species, such as avoiding structures with perches, avoiding guy wires that may kill birds or bats in flight, or avoiding lighting that may attract protected species at night. In addition, we will attempt to reduce the attractiveness of a site to predatory birds by site maintenance (e.g., mowing, removal of animal and bird carcasses, etc.).

Where possible, we will obtain permits for incidental taking of protected species. We hold such permits for some of our wind power plants, particularly in Hawaii, where several species are endangered and protected by law. We are monitoring the U.S. Fish & Wildlife Service (“USF&WS”) rulemaking and policy about obtaining incidental take permits for bald and golden eagles at locations with low to moderate risk of such events and will seek permits as appropriate. We are also in the process of amending the incidental take permits for certain wind power plants in Hawaii, where observed endangered species mortality has exceeded prior estimates and may exceed permit limits on such takings.

Excessive taking of protected species could result in requirements to implement mitigation strategies, including curtailment of operations, and/or substantial monetary fines and negative publicity. Our wind power plants in Hawaii, several of which hold incidental take permits to authorize the incidental taking of small numbers of protected species, are subject to curtailment (i.e., reduction in operations) if excessive taking of protected species is detected through monitoring. At some of the facilities in Hawaii, curtailment has been implemented, but not at levels that materially reduce electricity generation or revenues. Such curtailments (to protect bats) have reduced nighttime operation and limited operation to times when wind speeds are high enough to prevent bats from flying into a wind power plant’s blades. Based on continuing concerns about species other than bats, however, additional curtailments are possible at those locations. We cannot guarantee that such curtailments, any monetary fines that are levied or negative publicity that we receive as a result of incidental taking of protected species will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks that are beyond our control, including but not limited to acts of terrorism or related acts of war, natural disasters, hostile cyber intrusions, theft or other catastrophic events, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our renewable energy facilities, or those that we otherwise acquire in the future, may be targets of terrorist activities that could cause environmental repercussions and/or result in full or partial disruption of the facilities’ ability to generate electricity. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at the facilities and for the related distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as create significant expense to repair security breaches or system damage.

Furthermore, certain of our renewable energy facilities are located in active earthquake zones. The occurrence of a natural disaster, such as an earthquake, hurricane, lightning, flood or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us could cause a significant interruption in our business, damage or destroy our facilities or those of our suppliers or the manufacturing equipment or inventory of our suppliers.

Additionally, certain of our renewable energy facilities and equipment are at risk for theft and damage. For example, we are at risk for copper wire theft, especially at our solar generation facilities, due to an increased demand for copper in the United States and internationally. Theft of copper wire or solar panels can cause significant disruption to our operations for a period of months and can lead to operating losses at those locations. Damage to wind turbine equipment may also occur, either through natural events such as lightning strikes that damage blades or in-ground electrical systems used to collect electricity from turbines, or through vandalism, such as gunshots into towers or other generating equipment. Such damage can cause disruption of operations for unspecified periods which may lead to operating losses at those locations.

Any such terrorist acts, environmental repercussions or disruptions, natural disasters or theft incidents could result in a significant decrease in revenues or significant reconstruction, remediation or replacement costs, beyond what could be recovered through insurance policies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any cyber-attack or other failure of the Company’s communications and technology infrastructure and systems could have an adverse impact on the Company.

The Company relies on the secure storage, processing and transmission of electronic data and other information and technology systems, including software and hardware, for the efficient operation of its renewable energy facilities. If the Company, its communications systems or computer hardware or software are impacted by a cyber-attack or cyber-intrusion, particularly or as part of a broader attack or intrusion by third parties, including computer hackers, foreign governments and cyber terrorists, the Company’s operations or capabilities could be interrupted or diminished and important information could be lost, deleted or stolen, which could have a negative impact on the Company’s revenues and results of operations or which could cause the Company to incur unanticipated liabilities or costs and expenses to replace or enhance affected systems, including costs related to cyber security for the Company’s renewable energy facilities.

Our use and enjoyment of real property rights for our renewable energy facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

Renewable energy facilities generally are and are likely to be located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. We perform title searches and obtain title insurance to protect ourselves against these risks. Such measures may, however, be inadequate to protect us against all risk of loss of our rights to use the land on which our renewable energy facilities are located, which could have a material adverse effect on our business, financial condition and results of operations.

International operations subject us to political and economic uncertainties.

Our portfolio consists of renewable energy facilities located in the United States (including Puerto Rico), Canada, the United Kingdom and Chile. If we consummate the Tender Offer for the shares of Saeta Yield, we will also operate in Spain, Portugal and Uruguay. In addition, we could decide to expand our presence in our existing international markets or further our expansion into new international markets. As a result, our activities are and will be subject to significant political and economic uncertainties that may adversely affect our operating and financial performance. These uncertainties include, but are not limited to:

•	the risk of a change in renewable power pricing policies, possibly with retroactive effect;
•	political and economic instability;
•	measures restricting the ability of our facilities to access the grid to deliver electricity at certain times or at all;
•	the macroeconomic climate and levels of energy consumption in the countries where we have operations;
•	the comparative cost of other sources of energy;
•	changes in taxation policies and/or the regulatory environment in the countries in which we have operations, including reductions to renewable power incentive programs;
•	the imposition of currency controls and foreign exchange rate fluctuations;
•	high rates of inflation;
•	protectionist and other adverse public policies, including local content requirements, import/export tariffs, increased regulations or capital investment requirements;
•	changes to land use regulations and permitting requirements;
•	risk of nationalization or other expropriation of private enterprises and land, including creeping regulation that reduces the value of our facilities or governmental incentives associated with renewable energy;
•	difficulty in timely identifying, attracting and retaining qualified technical and other personnel;
•	difficulty competing against competitors who may have greater financial resources and/or a more effective or established localized business presence;
•	difficulties with, and extra-normal costs of, recruiting and retaining local individuals skilled in international business operations;

•	difficulty in developing any necessary partnerships with local businesses on commercially acceptable terms; and
•	being subject to the jurisdiction of courts other than those of the United States, which courts may be less favorable to us.

These uncertainties, many of which are beyond our control, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our international operations require us to comply with anti-corruption laws and regulations of the United States government and various non-U.S. jurisdictions.

Doing business in multiple countries requires us and our subsidiaries to comply with the laws and regulations of the United States government and various non-U.S. jurisdictions. Our failure to comply with these rules and regulations may expose us to liabilities. These laws and regulations may apply to us, our subsidiaries, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our non-U.S. operations are subject to United States and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”). The FCPA prohibits United States companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. As a result, business dealings between our employees and any such foreign official could expose the Company to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between the Company and a private third party. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have established policies and procedures designed to assist us and our personnel in complying with applicable United States and non-U.S. laws and regulations; however, we cannot assure you that these policies and procedures will completely eliminate the risk of a violation of these legal requirements, and any such violation (inadvertent or otherwise) could have a material adverse effect on our business, financial condition and results of operations.

In the future, we may acquire certain assets in which we have limited control over management decisions and our interests in such assets may be subject to transfer or other related restrictions.

We have acquired, and may seek to acquire, assets in the future in which we own less than a majority of the related interests in the assets. In these investments, we will seek to exert a degree of influence with respect to the management and operation of assets in which we own less than a majority of the interests by negotiating to obtain positions on management committees or to receive certain limited governance rights, such as rights to veto significant actions. However, we may not always succeed in such negotiations, and we may be dependent on our co-venturers to operate such assets. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally. In addition, conflicts of interest may arise in the future between us and our stockholders, on the one hand, and our co-venturers, on the other hand, where our co-venturers’ business interests are inconsistent with our interests and those of our stockholders. Further, disagreements or disputes between us and our co-venturers could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

The approval of co-venturers also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets. Alternatively, our co-venturers may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

Negative public or community response to renewable energy facilities could adversely affect our acquisition of new facilities and the operation of our existing facilities.

Negative public or community response to solar, wind and other renewable energy facilities, could adversely affect our ability to acquire and operate our facilities. Our experience is that such opposition subsides over time after renewable energy facilities are completed and are operating, but there are cases where opposition, disputes and even litigation continue into the operating period and could lead to curtailment of a facility or other facility modifications.

The seasonality of our operations may affect our liquidity.

We will need to maintain sufficient financial liquidity to absorb the impact of seasonal variations in energy production or other significant events. Our principal sources of liquidity are cash generated from our operating activities, the cash retained by us for working capital purposes out of the gross proceeds of financing activities as well as our borrowing capacity under our existing credit facilities, subject to any conditions required to draw under such existing credit facilities. Our quarterly results of operations may fluctuate significantly for various reasons, mostly related to economic incentives and weather patterns.

For instance, the amount of electricity and revenues generated by our solar generation facilities is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Due to shorter daylight hours in winter months which results in less irradiation, the generation produced by these facilities will vary depending on the season. The electricity produced and revenues generated by a wind power plant depend heavily on wind conditions, which are variable and difficult to predict. Operating results for wind power plants vary significantly from period to period depending on the wind conditions during the periods in question. Additionally, to the extent more of our renewable energy facilities are located in the northern or southern hemisphere, overall generation of our entire asset portfolio could be impacted by seasonality. Further, time-of-day pricing factors vary seasonally which contributes to variability of revenues. We expect our portfolio of renewable energy facilities to generate the lowest amount of electricity during the first and fourth quarters. However, we expect aggregate seasonal variability to decrease if geographic diversity of our portfolio between the northern and southern hemisphere increases.

If we fail to adequately manage the fluctuations in the timing of distributions from our renewable energy facilities, our business, financial condition or results of operations could be materially affected. The seasonality of our energy production may create increased demands on our working capital reserves and borrowing capacity under our existing credit facilities during periods where cash generated from operating activities are lower. In the event that our working capital reserves and borrowing capacity under our existing credit facilities are insufficient to meet our financial requirements, or in the event that the restrictive covenants in our existing credit facilities restrict our access to such facilities, we may require additional equity or debt financing to maintain our solvency. Additional equity or debt financing may not be available when required or available on commercially favorable terms or on terms that are otherwise satisfactory to us, in which event our financial condition may be materially adversely affected.

The Merger and Sponsorship Transaction may result in significant employee departures, including turnover of our executive officers and members of our senior management.

In connection with the expected relocation of the headquarters of the Company to New York, New York, we expect to experience departures of a significant number of employees. In addition, we have experienced changes to our executive officers and senior management, including the departure of our interim Chief Executive Officer, Chief Financial Officer and General Counsel upon the closing of the Sponsorship Transaction. These departures may result in a loss of institutional knowledge, which may adversely affect our ability to manage our portfolio or efficiently execute and carry out our operations.

We have incurred substantial indebtedness and may in the future incur additional substantial indebtedness, which may limit our ability to grow our business, reduce our financial flexibility and otherwise may have a material negative impact on our business, results of operations and financial condition.

We have incurred substantial corporate and project-level indebtedness and may incur additional substantial indebtedness in the future. This substantial indebtedness has certain consequences on our business, results of operations and financial condition, including, but not limited to, the following:

•	increasing our vulnerability to, and reducing our flexibility to, respond to general adverse economic and industry conditions;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the competitive environment and business in which we operate;
•	limiting our ability to borrow additional amounts to fund the growth of the Company or otherwise meet our obligations;
•	requiring us to dedicate a significant portion of our revenues to pay the principal of and interest on our indebtedness; and
•	magnifying the impact of fluctuations in our cash flows on cash available for the payment of dividends to the holders of our Class A common stock.

As a result of these consequences, our substantial indebtedness could have a material adverse effect on our business, results of operations and financial condition.

We are subject to operating and financial restrictions through covenants in our corporate loan, debt and security agreements that may limit our operational activities or limit our ability to raise additional indebtedness.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, and declare distributions. A financial covenant in our corporate revolver limits the overall corporate indebtedness that we may incur to a multiple of our cash available for distribution, which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our corporate revolving credit facility, term loan facility or senior notes may be terminated or come due and such event may cause our credit rating to deteriorate and subject us to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

The credit rating assigned to the Company or any of our subsidiaries’ debt securities may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or affect combinations.

If we are deemed to be an investment company under the Investment Company Act of 1940 (the “Investment Company Act”) our business would be subject to applicable restrictions under the Investment Company Act, which could make it impractical for us to continue our business as contemplated. We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business, and we intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

Risks Related to Our Tender Offer for the Common Shares of Saeta Yield

The Tender Offer is subject to limited conditions, which may not be satisfied on a timely basis or at all and we may be required to accept conditions, obligations, undertakings or remedies imposed by the European Commission which may limit our ability to realize the expected benefits of the Tender Offer.

On February 7, 2018, we announced our plan to launch the Tender Offer for the outstanding shares of Saeta Yield. Under the irrevocable undertaking agreements, TERP Spanish HoldCo agreed to offer 12.20 Euros per share for the outstanding shares of Saeta Yield subject only to obtaining merger control clearance from the European Commission (to the extent such clearance is legally required) and Cobra and GIP irrevocably accepting the Tender Offer in respect of their shares representing no less than 48.222% of Saeta Yield’s voting share capital. If these conditions are not satisfied on a timely basis or at all, we would not be able to complete the Tender Offer in accordance with our business plans or at all, which could have an adverse impact on our business and the market value of our Class A common stock. Moreover, pursuant to the irrevocable undertaking agreements, TERP Spanish HoldCo has agreed to accept any conditions, obligations, undertakings or remedies that may be imposed by the European Commission or other antitrust authority other than any conditions, obligations, undertaking or remedy that requires an action by any person or entity other than the Company and Saeta Yield and its subsidiaries. Any such condition, obligation, undertaking or remedy may adversely impact the Company or may limit the Company’s ability to realize any expected benefits of the Tender Offer.

We may not be able to execute on our funding plan for the Tender Offer on attractive terms or at all.

Under the irrevocable undertaking agreements, we are required to make the Tender Offer to all shareholders of Saeta Yield subject to certain limited exceptions. The Tender Offer is not subject to a financing condition. The aggregate purchase price of the shares subject to the irrevocable undertaking agreements is approximately $600 million, and, if 100% of the remaining shares of Saeta Yield are tendered in connection with the Tender Offer, the aggregate purchase price of the shares (including the shares subject to the irrevocable undertaking agreements) is approximately $1.2 billion. Assuming all of the common shares of Saeta Yield are tendered, we plan to fund the purchase price of the tendered shares using a combination of an equity issuance of our common stock and existing corporate liquidity, including borrowings under the Sponsor Line Agreement and the Revolver. We expect to repay these borrowings using a combination of sources, including new non-recourse financings of our existing unencumbered wind and solar assets and certain cash released from the Saeta Yield assets.

If we are not able to execute on our funding plan as we expect, we would continue to be obligated to complete the Tender Offer subject to the two conditions described above. A failure to successfully execute on our funding plan for the Tender Offer could have a material negative impact on the market price of our common stock and our results of operations.

In connection with the Tender Offer, we entered into the Letter of Credit Facilities pursuant to which two banks posted the Bank Guarantee to secure the obligations of TERP Spanish HoldCo to complete the Tender Offer. If we do not have the funding necessary to complete the Tender Offer, the Bank Guarantee held by the CNMV may be drawn and we would have an obligation to reimburse the banks. In addition, if any amount is drawn under the Bank Guarantee, or if an event of default occurs under the Letter of Credit Facilities, we may be required to cash collateralize the entire amount of the Bank Guarantee that has not been drawn. Under the terms of the Letter of Credit Facilities, we are required to maintain minimum liquidity requirements of $500.0 million under the Sponsor Line Agreement and $400.0 million under the Revolver. These minimum liquidity requirements may limit our ability to pursue or fund other acquisitions or growth capital expenditures.

We may not realize the expected benefits of the acquisition of Saeta Yield.

Our due diligence and analysis in connection with the Tender Offer included certain assumptions, including, but not limited to, assumptions related to our ability to integrate Saeta Yield into our business operations, the performance of Saeta Yield’s wind and solar assets, the effect of regulation in Spain, Portugal and Uruguay, the realization of costs savings in connection with taking Saeta Yield private, and our plan to finance the Saeta Yield transaction, including the costs and effects of that financing plan on our capital structure. Even though we believe the Tender Offer will be accretive to cash available for distribution to our shareholders on a per share basis, the Saeta Yield acquisition could result in less accretion than we expect or could result in dilution to cash available for distribution to our shareholders as a result of incorrect assumptions in our evaluation of the Saeta Yield transaction, unforeseen consequences or external events beyond our control, which could have an adverse impact on the trading price of our common stock and our business and results of operations.

The wind and solar assets of Saeta Yield in Spain are subject to significant government regulation that has the effect of regulating the return of renewable energy facilities in the country, and any reduction in the regulated return to rates lower than we expect could have a material negative impact on the results of our operations.

The wind and solar assets of Saeta Yield are located primarily in Spain with additional assets located in Portugal and Uruguay. The wind and solar assets located in Spain are subject to regulated rates of return that are subject to revision every six years, with the next revision expected to occur in 2020. This regulation allows the Spanish government to revise the rate of return for renewable energy facilities to set a reasonable rate of return. Although the assumptions contained in our analysis have incorporated a downward revision to the regulated rate of return that renewable energy facilities in Spain are permitted to earn, if the regulated return is revised to a level lower than we expect, then the revenues that we earn from the assets of Saeta Yield would be lower than we expect, which could have a material negative impact on the results of our operations of those assets.

If less than 90% of the outstanding shares of Saeta Yield are tendered in connection with the Tender Offer, we may decide to launch a delisting offer in order to take Saeta Yield private, which would result in a fair price review by Spanish regulators and could result in a higher tender offer price.

Under Spanish law, if 90% of the shares are tendered and accepted, we will be able to invoke procedures to purchase the remaining un-tendered shares of Saeta Yield at the offer price, which would result in us acquiring 100% of the shares of Saeta Yield and would result in a delisting of Saeta Yield. If less than 90% of the Saeta Yield shares are tendered pursuant to our voluntary Tender Offer, we may launch a delisting offer under Spanish law. This delisting offer would be subject to a fair price review by the CNMV, which could result in an increase in the offer price to the shareholders who did not tender pursuant to our voluntary Tender Offer. If less than 90% of the shares of Saeta Yield are tendered, Spanish law would subject governance of Saeta Yield to certain minority protections, including proportionate board representation for minority shareholders and certain protections regarding related party transactions.

Risks Related to our Growth Strategy

The growth of our business depends on locating and acquiring interests in attractive renewable energy facilities at favorable prices and with favorable financing terms. Additionally, even if we consummate such acquisitions and financings on terms that we believe are favorable, such acquisitions may in fact result in a decrease in cash available for distribution per Class A common share.

The following factors, among others, could affect the availability of attractive renewable energy facilities to grow our business and dividend per Class A common share:

•	competing bids for a renewable energy facility, including from companies that may have substantially greater capital and other resources than we do;
•	fewer third party acquisition opportunities than we expect, which could result from, among other things, available renewable energy facilities having less desirable economic returns or higher risk profiles than we believe suitable for our business plan and investment strategy;
•	risk relating to our ability to successfully acquire projects from the ROFO portfolio pursuant to the Merger and Sponsorship Transaction with Brookfield; and
•	our access to the capital markets for equity and debt (including project-level debt) at a cost and on terms that would be accretive to our shareholders.

Even if we consummate acquisitions that we believe will be accretive to our dividends per share, those acquisitions may in fact result in a decrease in dividends per share as a result of incorrect assumptions in our evaluation of such acquisitions, unforeseen consequences or external events beyond our control.

Our acquisition strategy exposes us to substantial risk.

Our acquisition of renewable energy facilities or of companies that own and operate renewable energy facilities, such as Saeta Yield, is subject to substantial risk, including the failure to identify material problems during due diligence (for which we may not be indemnified post-closing), the risk of over-paying for assets (or not making acquisitions on an accretive basis), the ability to obtain or retain customers and, if the renewable energy facilities are in new markets, the risks of entering markets where we have limited experience. While we perform due diligence on prospective acquisitions, we may not be able to discover all potential operational deficiencies in such renewable energy facilities. In addition, our expectations for the operating performance of newly constructed renewable energy facilities as well as those under construction are based on assumptions and estimates made without the benefit of operating history. However, the ability of these renewable energy facilities to meet our performance expectations is subject to the risks inherent in newly constructed renewable energy facilities and the construction of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures and outages. Future acquisitions may not perform as expected or the returns from such acquisitions may not support the financing utilized to acquire them or maintain them. Furthermore, integration and consolidation of acquisitions requires substantial human, financial and other resources and may divert management’s attention from our existing business concerns, disrupt our ongoing business or not be successfully integrated. As a result, the consummation of acquisitions may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to effectively identify or consummate any future acquisitions. Additionally, even if we consummate acquisitions, such acquisitions may in fact result in a decrease in cash available for distribution to holders of our Class A common stock. In addition, we may engage in asset dispositions or other transactions that result in a decrease in our cash available for distribution.

Future acquisition opportunities for renewable energy facilities are limited and there is substantial competition for the acquisition of these assets. Moreover, while Brookfield and its affiliates will grant us a right of first offer with respect to the projects in the right of first offer portfolio as a result of the Merger and Sponsorship Transaction, there is no assurance that we will be able to acquire or successfully integrate any such projects. We will compete with other companies for future acquisition opportunities from Brookfield and its affiliates and third parties.

Competition for acquisitions may increase our cost of making acquisitions or cause us to refrain from making acquisitions at all. Some of our competitors are much larger than us with substantially greater resources. These companies may be able to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets than our resources permit. If we are unable to identify and consummate future acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our Class A common stock. In addition, as we continue to manage our liquidity profile, we may engage in asset dispositions, or incur additional project-level debt, which may result in a decrease in our cash available for distribution.

Even if we consummate acquisitions that we believe will be accretive to such cash available for distribution, those acquisitions may in fact result in a decrease in such cash available for distribution as a result of incorrect assumptions in our evaluation of such acquisitions, unforeseen consequences or other external events beyond our control. Furthermore, if we consummate any future acquisitions, our capitalization and results of operations may change significantly, and stockholders will generally not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our ability to grow and make acquisitions with cash on hand may be limited by our cash dividend policy.

In the future, we intend to pay dividends to our shareholders each quarter and to rely primarily upon external financing sources, including the issuance of debt and equity securities to fund our acquisitions and growth capital expenditures. We may be precluded from pursuing otherwise attractive acquisitions if the projected short-term cash flow from the acquisition or investment is not adequate to service the capital raised to fund the acquisition or investment. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations.

We may not have access to all operating wind and solar acquisitions that Brookfield identifies.

Our ability to grow through acquisitions depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield has designated the Company, subject to certain exceptions, as its primary vehicle to acquire operating wind and solar assets in North America and Western Europe. However, Brookfield has no obligation to source acquisition opportunities specifically for us. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available to the Company by Brookfield, for example:

•	It is an integral part of Brookfield’s strategy to pursue the acquisition or development of renewable power assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized basis. In certain circumstances, acquisitions of operating wind and solar assets in the Company’s primary jurisdictions may be made by other Brookfield vehicles, either with or instead of the Company.
•	The same professionals within Brookfield’s organization that are involved in acquisitions that are suitable for us are often responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us.
•	Brookfield will only recommend acquisition opportunities that it believes are suitable for us. The question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including an assessment by Brookfield of our liquidity position, the risk and return profile of the opportunity, and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle.

Our ability to raise additional capital to fund our operations and growth may be limited.

We may need to arrange additional financing to fund all or a portion of the cost of acquisitions, including our Tender Offer for the shares of Saeta Yield, potential contingent liabilities and other aspects of our operations. Our ability to arrange additional financing or otherwise access the debt or equity capital markets, either at the corporate-level or at a non-recourse project-level subsidiary, may be limited. Any limitations on our ability to obtain financing may have an adverse effect on our business, or growth prospects or our results of operations. Additional financing, including the costs of such financing, will be dependent on numerous factors, including:

•	general economic and capital market conditions, including the then-prevailing interest rate environment;
•	credit availability from banks and other financial institutions;
•	investor confidence in us, our partners, our Sponsor, and the regional wholesale power markets;
•	our financial performance and the financial performance of our subsidiaries;
•	our level of indebtedness and compliance with covenants in debt agreements;
•	our ability to file SEC reports on a timely basis and obtain audited project-level financial statements;
•	maintenance of acceptable credit ratings or credit quality, including maintenance of the legal and tax structure of the project-level subsidiary upon which the credit ratings may depend;
•	our cash flows; and
•	provisions of tax and securities laws that may impact raising capital.

We may not be successful in obtaining additional financing for these or other reasons. Furthermore, we may be unable to refinance or replace non-recourse financing arrangements or other credit facilities on favorable terms or at all upon the expiration or termination thereof. Our failure, or the failure of any of our renewable energy facilities, to obtain additional capital or enter into new or replacement financing arrangements when due may constitute a default under such existing indebtedness and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Inherent in an Investment in TerraForm Power, Inc.

We may not be able to pay cash dividends to holders of our Class A common stock in the future.

The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	our ability to realize the expected benefits from Brookfield’s sponsorship on our business and results of operations;
•	any adverse consequences arising out of our separation from SunEdison and of the SunEdison Bankruptcy;
•	the timing of our ability to complete our audited corporate and project-level financial statements;
•	risks related to our ability to file our annual and quarterly reports with the SEC on a timely basis and to satisfy the requirements of the NASDAQ Global Select Market;
•	our ability to integrate acquired assets and realize the anticipated benefits of these acquired assets;
•	counterparties’ to our offtake agreements willingness and ability to fulfill their obligations under such agreements;
•	price fluctuations, termination provisions and buyout provisions related to our offtake agreements;
•	our ability to enter into contracts to sell power on acceptable terms as our offtake agreements expire;
•	delays or unexpected costs during the completion of construction of certain renewable energy facilities we intend to acquire;
•	our ability to successfully identify, evaluate and consummate acquisitions;
•	government regulation, including compliance with regulatory and permit requirements and changes in market rules, rates, tariffs and environmental laws;
•	operating and financial restrictions placed on us and our subsidiaries related to agreements governing our indebtedness and other agreements of certain of our subsidiaries and project-level subsidiaries generally;
•	our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;
•	our ability to compete against traditional and renewable energy companies;
•	hazards customary to the power production industry and power generation operations such as unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, interconnection problems or other developments, environmental incidents, or electric transmission constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;
•	our ability to expand into new business segments or new geographies;
•	seasonal variations in the amount of electricity our wind and solar plants produce, and fluctuations in wind and solar resource conditions; and
•	our ability to operate our businesses efficiently, manage capital expenditures and costs tightly, manage litigation, manage risks related to international operations and generate earnings and cash flow from our asset-based businesses in relation to our debt and other obligations.

As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific level of cash dividends to holders of our Class A common stock. Furthermore, holders of our Class A common stock should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock during the period. We are a holding company and our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing project-level financing. Our project-level financing agreements prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios and the absence of payment or covenant defaults.

We are issuing additional equity securities pursuant to this registration statement, and we may issue additional equity securities in connection with any other acquisitions or growth capital expenditures. The payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our per share dividend. There are no limitations in our amended and restated certificate of incorporation (other than a specified number of authorized shares) on our ability to issue equity securities, including securities ranking senior to our Class A common stock. The incurrence of bank borrowings or other debt by Terra Operating LLC or by our project-level subsidiaries to finance our growth strategy will result in increased interest expense and the imposition of additional or more restrictive covenants which, in turn, may impact the cash distributions we distribute to holders of our Class A common stock.

Finally, dividends to holders of our Class A common stock will be paid at the discretion of our Board.

Certain of our shareholders have accumulated large concentrations of holdings of our Class A shares, which among other things, may impact the liquidity of our Class A shares.

In addition to Brookfield, certain of our shareholders hold large positions in our Class A shares and new or existing shareholders may accumulate large positions in our Class A shares, which may impact the liquidity of shares of our Class A shares. In the event that shareholders hold these large positions in shares of our Class A common stock not owned by Brookfield this concentration of ownership may reduce the liquidity of our Class A common stock and may also have the effect of delaying or preventing a future change in control of our company or discouraging others from making tender offers for our shares, which could depress the price per share a bidder might otherwise be willing to pay.

We are a holding company and our only material asset is our interest in Terra LLC, and we are accordingly dependent upon distributions from Terra LLC and its subsidiaries to pay dividends and taxes and other expenses.

TerraForm Power is a holding company and has no material assets other than its ownership of membership interests in Terra LLC, a holding company that has no material assets other than its interest in Terra Operating LLC, whose sole material assets are interests in holding companies that directly or indirectly own the renewable energy facilities that comprise our portfolio and the renewable energy facilities that we subsequently acquire. TerraForm Power, Terra LLC and Terra Operating LLC have no independent means of generating revenue. We intend to cause Terra Operating LLC’s subsidiaries to make distributions to Terra Operating LLC and, in turn, make distributions to Terra LLC, and, Terra LLC, in turn, to make distributions to TerraForm Power in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. To the extent that we need funds to pay a quarterly cash dividend to holders of our Class A common stock or otherwise, and Terra Operating LLC or Terra LLC is restricted from making such distributions under applicable law or regulation or is otherwise unable to provide such funds (including as a result of Terra Operating LLC’s operating subsidiaries being unable to make distributions, such as due to defaults in project-level financing agreements), it could materially adversely affect our liquidity and financial condition and limit our ability to pay dividends to holders of our Class A common stock.

Market interest rates may have an effect on the value of our Class A common stock.

One of the factors that influences the price of shares of our Class A common stock will be the effective dividend yield of such shares (i.e., the yield as a percentage of the then market price of our shares) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield. If market interest rates increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient cash available for distribution or otherwise, investors may seek alternative investments with higher yield, which would result in selling pressure on, and a decrease in the market price of, our Class A common stock. As a result, the price of our Class A common stock may decrease as market interest rates increase.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors beyond our control, which may adversely affect our ability to raise capital through future equity financings.

The market price of our shares may fluctuate significantly. Many factors may significantly affect the market price and marketability of our shares and may adversely affect our ability to raise capital through equity financings and otherwise materially adversely impact our business. These factors include, but are not limited to, the following:

•	price and volume fluctuations in the stock markets generally;
•	significant volatility in the market price and trading volume of securities of registered investment companies, business development companies or companies in our sectors, which may not be related to the operating performance of these companies;
•	changes in our earnings or variations in operating results;
•	changes in regulatory policies or tax law;
•	operating performance of companies comparable to us; and
•	loss of funding sources or the ability to finance or refinance our obligations as they come due.

Investors may experience dilution of their ownership interest due to the future issuance of additional shares of our Class A common stock.

We are in a capital intensive business, and may not have sufficient funds to finance the growth of our business, acquisitions or to support our projected capital expenditures. As a result, we have engaged in, and may require additional funds from further, equity or debt financings, including tax equity financing transactions or sales of preferred shares or convertible debt to complete future acquisitions, expansions and capital expenditures and pay the general and administrative costs of our business. In the future, we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of our Class A common stock offered hereby. Under our amended and restated certificate of incorporation, we are authorized to issue 1,200,000,000 shares of Class A common stock and 100,000,000 shares of preferred stock with preferences and rights as determined by our Board. The potential issuance of additional shares of Class A common stock or preferred stock or convertible debt may create downward pressure on the trading price of our Class A common stock. We may also issue additional shares of our Class A common stock or other securities that are convertible into or exercisable for our Class A common stock in future public offerings or private placements for capital raising purposes or for other business purposes, potentially at an offering price, conversion price or exercise price that is below the trading price of our Class A common stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the stock price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the stock price or trading volume of our Class A common stock to decline.

As a result of the Merger and Sponsorship Transaction, we are a “controlled company,” controlled by Brookfield, whose interest in our business may be different from ours or other holders of our Class A common stock.

As a result of the Merger and Sponsorship Transaction, Brookfield owns an approximate 51% interest in the Company. At the effective time of the Merger, SunEdison transferred all of the IDRs currently held by SunEdison to Brookfield IDR Holder pursuant to an Incentive Distribution Rights Transfer Agreement, Terra LLC entered into an amended and restated limited liability company agreement (the “New Terra LLC

Agreement”) and Brookfield, the Company and certain of their respective affiliates entered into the Brookfield MSA. Pursuant to the terms of the New Terra LLC Agreement, cash distributions from Terra LLC will be allocated between the holders of the Class A units in Terra LLC and the holders of the IDRs according to a fixed formula. In addition, pursuant to the terms of the Brookfield MSA, Brookfield is entitled to certain fixed and variable management fees for services performed for the Company. As a result of these economic rights, Brookfield may have interests in our business that are different from our interests or the interests of the other holders of our Class A common stock.

In addition, pursuant to the Merger Agreement, if there has been a final resolution of certain specified litigation involving the Company, following the effective time of the Merger, the Company has agreed to issue a number of additional Class A shares to Brookfield for no additional consideration based on the amounts paid or accrued by the Company or any of its affiliates, including Brookfield, with respect to such litigation, calculated in accordance with specified formulas. As a result of this arrangement, Brookfield may have interests in the specified litigation that is different from our interests or the interests of the other holders of our Class A common stock.

Brookfield currently owns interests in, manages and controls, and may in the future own or acquire interests in, manage and/or control, other yield focused publicly listed and private electric power businesses that own clean energy assets, primarily hydroelectric facilities and wind assets, and other public and private businesses that own and invest in other real property and infrastructure assets. Brookfield may have conflicts or potential conflicts, including resulting from the operation by Brookfield of its other businesses, including its other yield focused electric power businesses, including with respect to Brookfield’s attention to and management of our business which may be negatively affected by Brookfield’s ownership and/or management of other power businesses and other public and private businesses that it owns, controls or manages.

For so long as Brookfield or another entity controls greater than 50% of the total outstanding voting power of our Class A common stock, we will be considered a “controlled company” for the purposes of the NASDAQ Global Select Market listing requirements. As a “controlled company,” we are permitted to opt out of the NASDAQ Global Select Market listing requirements that require (i) a majority of the members of our Board to be independent, (ii) that we establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors and (iii) an annual performance evaluation of the nominating and governance and compensation committees. We expect to rely on such exceptions with respect to having a majority of independent directors, establishing a compensation committee or nominating committee and annual performance evaluations of such committees. Brookfield may sell part or all of its stake in the Company, or may have its interest in the Company diluted due to future equity issuances, in each case, which could result in a loss of the “controlled company” exemption under the NASDAQ Global Select Market rules. We would then be required to comply with those provisions of the NASDAQ Global Select Market on which we currently or in the future may rely upon exemptions.

As a result of the Merger and Sponsorship Transaction, Brookfield and its affiliates control the Company and have the ability to designate a majority of the members of the Company’s Board.

The governance agreements entered into between the Company and Brookfield in connection with the Merger and Sponsorship Transaction provide Brookfield the ability to designate a majority of our Board to our Corporate Governance and Nominations Committee for nomination for election by our stockholders. Due to such agreements, and Brookfield’s approximate 51% interest in the Company, the ability of other holders of our Class A common stock to exercise control over the corporate governance of the Company will be limited. In addition, due to its approximate 51% interest in the Company, Brookfield has a substantial influence on our affairs and its voting power constitutes a large percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. As discussed in the risk factor entitled “As a result of the Merger and Sponsorship Transaction, we are a “controlled company,” controlled by Brookfield and its affiliates, whose interest in our business may be different from ours or other holders of our Class A common stock “ above, Brookfield may hold certain interests that are different from ours or other holders of our Class A common stock and there is no assurance that Brookfield will exercise its control over the Company in a manner that is consistent with our interests or those of the other holders of our Class A common stock.

Brookfield’s sponsorship may create significant conflicts of interest that may be resolved in a manner that is not in our best interest or the best interest of our shareholders.

Our sponsorship arrangements with Brookfield involve relationships that may give rise to conflicts of interest between us and our shareholders, on the one hand, and Brookfield, on the other hand. We rely on Brookfield to provide us with, among other things, strategic and investment management services. Although our sponsorship arrangements require Brookfield to provide us with a Chief Executive Officer, Chief Financial Officer and General Counsel who are dedicated to us on a full-time basis and have as their primary responsibility the provision of services to us, there is no requirement for Brookfield to act exclusively for us or for Brookfield to provide any specific individuals to us on an ongoing basis.

In certain instances, the interests of Brookfield may differ from our interests, including among other things with respect to the types of acquisitions we pursue, the timing and amount of distributions we make, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of certain outside advisers and service providers. Although we believe the requirement for our Conflicts Committee to review and approve any potential conflict transactions between us and Brookfield should mitigate this risk, there can be no assurance that such review and approvals will result in a resolution that is entirely in our best interests or the best interests of our shareholders.

Brookfield exercises substantial influence over the Company and we are highly dependent on Brookfield.

We depend on the management and administration services provided by Brookfield pursuant to the Brookfield MSA. Other than our Chief Executive Officer, Chief Financial Officer and General Counsel, Brookfield personnel and support staff that provide services to us under the Brookfield MSA are not required to have as their primary responsibility the management and administration of us or to act exclusively for us and the Brookfield MSA does not require any specific individuals to be provided to us. Failing to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.

We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may experience departures again in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives.

The role and ownership of Brookfield may change.

Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in the Company. If Brookfield decides to sell part or all of its stake in the Company, or has its interest in the Company diluted due to future equity issuances, we could lose the benefit of the “controlled company” exemption for the purposes of the NASDAQ Global Select Market rules as discussed in the risk factor entitled “As a result of the Merger and Sponsorship Transaction, we are a “controlled company,” controlled by Brookfield, whose interest in our business may be different from ours or other holders of our Class A common stock.” Additionally, if Brookfield’s ownership interest falls below 25%, we would have the right to terminate the Brookfield MSA. Any decision by the Company to terminate the Brookfield MSA would trigger a termination of the Relationship Agreement. As a result, we cannot predict with any certainty the effect that any change in Brookfield’s ownership would have on the trading price of our shares or our ability to raise capital or make investments in the future.

Risks Related to our Historic Relationship with SunEdison and the SunEdison Bankruptcy

We have transitioned away from our historical dependence on SunEdison for important corporate, project and other services, which involves management challenges and poses risks that may materially adversely affect our business, results of operations and financial condition.

Over the course of 2017, we engaged in efforts to transition away from our historical dependence on SunEdison for corporate, project and other services, including providing for critical systems and information technology infrastructure, by seeking to identify alternative service providers and to establish and manage new relationships, as well as develop our own capabilities and resources in these areas. These efforts include creating a separate stand-alone corporate organization, including, among other things, directly hiring employees and establishing our own accounting, information technology, human resources and other systems and infrastructure, and also include transitioning the project-level O&M and asset management services in-house or to third party service providers. These efforts are largely complete, however, although they were designed to mitigate risks posed by the SunEdison Bankruptcy, they involve a number of new risks and challenges that may materially adversely affect our business, results of operations and financial condition.

For example, we may be unable to replicate the corporate and project-level services we previously received, either through outsourcing or performing those services ourselves on terms or at similar historic costs or at all. The fees for services provided by Brookfield under the Brookfield MSA, which amount to $2.5 million per quarter for the first four quarters plus a certain variable component, and escalate thereafter, are higher than the fees that we were to pay under the SunEdison management services agreement, which were equal to 2.5% of the Company’s cash available for distribution to shareholders in 2016 and 2017 (not to exceed $7.0 million in 2016 or $9.0 million in 2017). In addition, in light of SunEdison’s familiarity with our assets, we may not be able to procure the same level of service either through our self-performance of these tasks or through outsourcing. We also continue to depend on a substantial number of outside contractors for accounting services and the costs for these services are substantially greater than those we would incur if we directly hired employees to perform the same services.

Finalizing these changes in connection with such transition may take longer than we expect, cost more than we expect, and divert management’s attention from other aspects of our business. We may also incur substantial legal and compliance costs in many of the jurisdictions where we operate. In addition, as we have limited experience in developing our own capabilities and resources, there is no assurance that we would ultimately be successful in our efforts in each of these areas, if at all, which could result in delays or disruptions in our business and operations.

Our historic relationship with SunEdison may adversely affect our relationships with current or potential counterparties.

We have important counterparties at every level of operations, including offtakers under the PPAs, corporate and project-level lenders and investors, suppliers and service providers. The SunEdison Bankruptcy may have damaged our relationships with our counterparties due to concerns about the SunEdison Bankruptcy and its impact on our business. These concerns may cause counterparties to be less willing to grant waivers or forbearances if needed for other matters and more likely to enforce contractual provisions or reduce utilization of our services (or the provision of supplies or services) where the counterparty has flexibility in volume or duration. These concerns may also cause our existing or potential new counterparties to be less likely to enter into new agreements or to demand more expensive or onerous terms, credit support, security or other conditions. Damage to our existing or potential future counterparty relationships may materially and adversely affect our business, financial condition and results of operations, including our growth strategy.

Risks Related to our Delayed Exchange Act Filings

Potential future delays in the filing of our reports with the SEC, as well as further delays in the preparation of audited financial statements at the project level, could have a material adverse effect.

The Company did not file with the SEC on a timely basis its Form 10-Ks for the years ended December 31, 2015 and 2016 and its Form 10-Qs for each of the quarters ended March 31, 2016, June 30, 2016, September 30, 2016, March 31, 2017, June 30, 2017 and March 31, 2018. The Company timely filed its Form 10-Q for the quarter ended September 30, 2017 and its Form 10-K for the fiscal year ended December 31, 2017 was deemed timely filed, however, the Company did not timely file its Form 10-Q for the quarter ended March 31, 2018. During the period of these delays, we received notification letters from NASDAQ that granted extensions to regain compliance with NASDAQ’s continued listing requirements, subject to the requirement that we file our SEC reports and hold our annual meeting of stockholders by certain deadlines. While we are now current in our filing of periodic reports under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and are in compliance with NASDAQ’s continued listing requirements, in the event that any future periodic report is delayed, there is no assurance that we will be able to obtain further extensions from NASDAQ to maintain or regain compliance with NASDAQ’s continued listing requirements with respect to any such delayed periodic report. If we fail to obtain any such further extensions from NASDAQ, our Class A common stock would likely be delisted from the NASDAQ Global Select Market. The Company filed a Form 12b-25 Notification of Late Filing with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2017. However, the Form 10-K for the fiscal year ended December 31, 2017 was filed on March 7, 2018. The Company also filed a Form 12b-25 Notification of Late Filing with respect to its Quarterly Report on Form 10-Q for the period ended March 31, 2018. However, the Form 10-Q for the period ended March 31, 2018 was not filed until May 21, 2018.

The delay in filing our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q and related financial statements has impaired our ability to obtain financing and access the capital markets, and to the extent we fail to make timely filings in the future, our access to financing may be impaired. For example, as a result of the delayed filing of our periodic reports with the SEC, we will not be eligible to register the offer and sale of our securities using a short-form registration statement on Form S-3 until we have timely filed all periodic reports required under the Exchange Act for one year. Additional delays may also negatively impact our ability to obtain project financing and our ability to obtain waivers or forbearances to the extent of any defaults or breaches of project-level financing. An inability to obtaining financing may have a material adverse effect on our ability to grow our business, acquire assets through acquisitions or optimize our portfolio and capital structure. Additionally, a delay in audited financial statements may reduce the comfort of our Board with approving the payment of dividends.

Financial statements at the project-level were also delayed over the course of 2016 and 2017. This delay created defaults under most of our non-recourse financing agreements, which have been substantially cured or waived as of the date hereof. To the extent any remaining defaults remain uncured or unwaived, or new defaults arise because of future delays in the completion of audited or unaudited financial statements, our subsidiaries may be restricted in their the ability to make distributions to us, or the related lenders may be entitled to demand repayment or enforce their security interests, which could have a material adverse effect on our business, results of operations, financial condition, our ability to pay dividends and our ability to comply with corporate-level debt covenants.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference herein contain forward-looking statements within the meanings of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally related to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “could”, “intends”, “target”, “projects”, “contemplates”, “believes”, “estimates”, predicts”, “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward looking statements may include estimates of expected cash available for distribution, earnings, revenues, capital expenditures, liquidity, capital structure, future growth, financing arrangements and other financial performance items (including future dividends per share), descriptions of management’s plans or objectives for future operations, products, or services, or descriptions of assumptions underlying any of the above. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are listed below:

•	risks related to the transition to Brookfield Asset Management Inc. sponsorship, including our ability to realize the expected benefits of the sponsorship;
•	risks related to wind conditions at our wind assets or to weather conditions at our solar assets;
•	risks related to the effectiveness of our internal controls over financial reporting;
•	pending and future litigation;
•	the willingness and ability of counterparties to fulfill their obligations under offtake agreements;
•	price fluctuations, termination provisions and buyout provisions in offtake agreements;
•	our ability to enter into contracts to sell power on acceptable prices and terms, including as our offtake agreements expire;
•	our ability to compete against traditional and renewable energy companies;
•	government regulation, including compliance with regulatory and permit requirements and changes in tax laws, market rules, rates, tariffs, environmental laws and policies affecting renewable energy;
•	risks related to the expected relocation of the Company’s headquarters;
•	the condition of the debt and equity capital markets and our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness in the future;
•	operating and financial restrictions placed on us and our subsidiaries related to agreements governing indebtedness;
•	risks related to the expected timing and likelihood of completion of the tender offer for the shares of Saeta Yield, S.A.;
•	risks related to our financing of the tender offer for the shares of Saeta Yield, S.A., including our ability to issue equity on terms that are accretive to our shareholders and our ability to implement our permanent funding plan;
•	our ability to successfully identify, evaluate and consummate acquisitions; and
•	our ability to integrate the projects we acquire from third parties, including Saeta Yield, S.A., or otherwise and realize the anticipated benefits from such acquisitions.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus or the documents incorporated by reference herein.

You should not rely upon forward-looking statements included or incorporated by reference in this prospectus as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus or the documents incorporated by reference herein. Moreover, we operate in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made or incorporated by reference in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of any shares of Class A common stock offering pursuant to this prospectus to finance the acquisition of shares of Saeta Yield, S.A. in the Tender Offer and for general corporate purposes. We will bear all costs, fees and expenses incurred in effecting the registration of the shares of Class A common stock covered by this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and consolidated capitalization as of December 31, 2017 and March 31, 2018. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2017, our Quarterly Report on Form 10-Q for the period ended March 31, 2018 and our consolidated financial statements and related notes thereto incorporated by reference herein along with the financial and other information contained in this prospectus.

	December 31, 2017	March 31, 2018
	Actual	Actual
(in thousands, except share and per share data)	(unaudited)	(unaudited)
Cash and restricted cash	$224,787	$253,397

Long-term debt (including current portion):
Revolver	$60,000	$70,000
Senior Notes due 2023	500,000	500,000
Senior Notes due 2025	300,000	300,000
Senior Notes due 2028	700,000	700,000
Term Loan	350,000	349,125
Permanent Financing	1,616,729	1,602,675
Financing Lease Obligations	115,787	114,730
Total long-term debt (including current portion but excluding unamortized debt discounts and deferred financing costs)	3,642,516	3,636,530
Redeemable non-controlling interests:	58,340	50,760
Stockholders’ Equity:
Class A common stock, par value $0.01 per share, 1,200,000,000 shares authorized, 148,586,447 shares issued and 148,086,027 shares outstanding	1,486	1,486
Preferred stock, par value $0.01 per share, 100,000,000 shares authorized, none issued and outstanding	—	—
Additional paid-in capital	1,866,206	1,841,692
Accumulated deficit	(398,629)	(290,818)
Accumulated other comprehensive income	48,018	30,360
Treasury stock	(6,712)	(6,712)
Non-controlling interests	859,999	703,342
Total stockholders’ equity	2,370,368	2,279,350
Total capitalization	$6,071,224	$5,966,640

DIVIDEND POLICY

Our goal is to pay dividends to our shareholders that are sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. We expect to generate this return with a regular dividend, which we intend to grow at 5 to 8% per annum, that is supported by our stable cash flows and a target payout ratio of 80 to 85% of cash available for distribution. Future determinations to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Factors that Significantly Affect our Results of Operations and Business—Cash Distribution Restrictions” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 incorporated by reference into this prospectus. We have declared and paid the following dividends on our capital stock.

On October 27, 2014, the Company declared a quarterly dividend of $0.1717 per share on the Company’s Class A common stock, which was paid on December 15, 2014 to holders of record on December 1, 2014. This amount represented a quarterly dividend of $0.2257 per share, or $0.9028 per share on an annualized basis, prorated to adjust for a partial quarter as the Company consummated its IPO on July 23, 2014.

On December 22, 2014, the Company declared a quarterly dividend for the fourth quarter of 2014 on the Company’s Class A common stock of $0.27 per share, or $1.08 per share on an annualized basis. The fourth quarter dividend was paid on March 16, 2015 to shareholders of record as of March 2, 2015.

On May 7, 2015, the Company declared a quarterly dividend for the first quarter of 2015 on the Company’s Class A common stock of $0.325 per share, or $1.30 per share on an annualized basis. The first quarter dividend was paid on June 15, 2015 to shareholders of record as of June 1, 2015.

On August 6, 2015, the Company declared a quarterly dividend for the second quarter of 2015 on the Company’s Class A common stock of $0.335 per share, or $1.34 per share on an annualized basis. The second quarter dividend was paid on September 15, 2015 to shareholders of record as of September 1, 2015.

On November 9, 2015, the Company declared a quarterly dividend for the third quarter of 2015 on the Company’s Class A common stock of $0.35 per share, or $1.40 per share on an annualized basis. The third quarter dividend was paid on December 15, 2015 to shareholders of record as of December 1, 2015.

On October 6, 2017, our Board declared the payment of a special cash dividend (the “Special Dividend”) to holders of record immediately prior to the effective time of the Merger in the amount of $1.94 per fully diluted share, which included the Company’s issued and outstanding Class A shares, Class A shares issued to SunEdison pursuant to the Settlement Agreement and Class A shares underlying outstanding restricted stock units of the Company under the Company’s long-term incentive plan. The Special Dividend was paid on October 17, 2017.

On February 6, 2018, our Board declared a quarterly dividend with respect to our Class A common stock of $0.19 per share. The dividend was paid on March 30, 2018 to shareholders of record as of February 28, 2018. This dividend represented our first dividend payment under Brookfield sponsorship.

On April 30, 2018, our Board declared a quarterly dividend with respect to our Class A common stock of $0.19 per share. The dividend is payable on June 15, 2018 to shareholders of record as of June 1, 2018.

MARKET PRICE OF CLASS A COMMON STOCK

Our Class A common stock is listed for trading on the NASDAQ Global Select Market under the symbol “TERP.” The table below shows the high and low sales prices of our Class A common stock, for the periods indicated, as reported on the NASDAQ Global Select Market.

	Class A Common Stock Price		Dividend Per Share
	High	Low
FY 2016
First quarter	$12.80	$7.29	$0.00
Second quarter	$11.20	$7.23	$0.00
Third quarter	$14.69	$10.68	$0.00
Fourth quarter	$14.50	$11.10	$0.00

FY 2017
First quarter	$13.55	$10.99	$0.00
Second quarter	$12.90	$11.63	$0.00
Third quarter	$14.00	$11.69	$0.00
Fourth quarter	$14.20	$10.93	$1.94

FY 2018
First quarter	$12.14	$10.02	$0.19
Second quarter through May 31, 2018	$11.66	$10.57	$0.19

On May 31, 2018, the last reported sale price of our Class A common stock on the NASDAQ Global Select Market was $11.11 per share. As of April 30, 2018, there were 15 holders of record of shares of our Class A common stock. Because many of the Company’s shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

PRINCIPAL STOCKHOLDERS

The following tables set forth information as of April 30, 2018 regarding the beneficial ownership of shares of our Class A common stock (1) immediately prior to and (2) as adjusted to give effect to this offering and the corresponding sale of Class A common stock to Brookfield by:

•	each person or group known by us to be a beneficial owner of more than 5% of the shares of our Class A common stock;
•	each of our executive officers;
•	each of our directors; and
•	all of our directors and executive officers, taken together.

Share Ownership and Certain Beneficial Owners

The following table reports the number of shares of TerraForm Power, Inc. Class A common stock that are beneficially owned by each person who is believed to beneficially own more than 5% of our Class A common stock.

	Prior to the Offering		After the Offering
Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Class	Shares Beneficially Owned	Percentage of Class
Orion US Holdings 1 LP(1)	75,594,459	51.0%	(2)	51.0%
Strategic Value Partners, LLC(3)	13,904,890	9.4%
(1)	As set forth on a 13D filed with the SEC on February 7, 2018. According to the filing, Brookfield Asset Management Inc., Partners Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Infrastructure Fund GP LLC, Orion US GP LLC, and Orion US Holdings 1 LP, share voting and dispositive power over 75,594,459 shares of Class A common stock.
(2)	We expect that Orion US Holdings 1 LP or another Brookfield entity will acquire a number of shares of Class A common stock equal to at least 51% of the total number of shares sold in this offering. As a result, we expect that Brookfield and its affiliates would continue to own at least a 51% interest in the Company both before and after giving effect to this offering.
(3)	As set forth on a 13G filed with the SEC on January 8, 2018. According to the filing, Strategic Value Partners, LLC, SVP Special Situations III LLC, SVP Special Situations IV LLC, SVP Special Situations III-A LLC, and Victor Khosla share voting and dispositive power over 13,904,890 shares of Class A common stock.

Share Ownership of Executive Officers and Directors

The following table reports the number of shares of TerraForm Power, Inc. Class A common stock beneficially owned by (i) each director and executive officer of TerraForm Power, Inc. and (ii) all of TerraForm Power, Inc.’s directors and executive officers as a group.

	Prior to the Offering			After the Offering
Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Class		Shares Beneficially Owned	Percentage of Class
John Stinebaugh	8,100		*	8,100		*
Matthew Berger	—	—		—	—
Valerie Hannah	—	—		—	—
Andrea Rocheleau	—	—		—	—
Brian Lawson	—	—		—	—
Carolyn Burke	—	—		—	—
Christian S. Fong	8,017		*	8,017		*
Harry Goldgut	—	—		—	—
Richard Legault	—	—		—	—
Mark McFarland	—	—		—	—
Sachin Shah	—	—		—	—
All directors and executive officers as a group (11 persons)	16,117		*	16,117		*
*	Indicates less than one percent.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock. We adopted an amended and restated certificate of incorporation and an amended and restated bylaws in connection with the Merger and Sponsorship Transaction with Brookfield, and this description summarizes the provisions included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock”, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws which have been filed with the SEC and are incorporated by reference into the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware Law.

Authorized Capitalization

Prior to any sale of our Class A common stock pursuant to this prospectus, our authorized capital stock will consist of 1,200,000,000 shares of Class A common stock, par value $0.01 per share, of which 148,086,027 shares are issued and outstanding and 500,420 shares are issued and held in the treasury of the Company, and 100,000,000 shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding.

After giving effect to the sale of shares of Class A common stock pursuant to this prospectus, our authorized capital stock will consist of 1,200,000,000 shares of Class A common stock, par value $0.01 per share, of which      shares will be issued and outstanding and 500,420 shares will be issued and held in the treasury of the Company, and 100,000,000 shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding

Class A Common Stock

Voting Rights

Each share of Class A common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock are entitled to vote. Holders of our Class A common stock do not have cumulative voting rights. Except in respect of matters relating to the election of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock must be approved by a majority of the votes cast by holders of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, each director shall be elected by the affirmative vote of the majority of votes cast; provided that, if the number of director nominees at any Election Meeting exceeds the number of directors to be elected, then each director shall be elected by a plurality of the votes cast.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class A common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Dividends upon our Class A common stock may be declared by our board of directors at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the Board of Directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property or for any proper purpose, and the Board of Directors may modify or abolish any such reserve. Furthermore, because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Rights

Holders of our Class A common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “TERP.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Global Select Market, which would apply so long as the shares of Class A common stock remain listed on the NASDAQ Global Select Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our Class A common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Class A common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate Opportunity

The amended and restated certificate of incorporation provides that the Company renounces any interest or expectancy of the Company or any of its affiliated companies in, or in being offered an opportunity to participate in, any corporate opportunity (as defined below) presented to Brookfield Holdco or its affiliated companies or any dual role person (as defined below) to the fullest extent permitted by law and subject to the written contractual agreements in effect between the Company or its affiliated companies, on the one hand, and Brookfield Holdco or its affiliated companies, on the other hand.

In the event that either (i) Brookfield and its affiliated companies or (ii) any dual role person, acquire knowledge of a potential transaction or matter which may be a corporate opportunity, none of Brookfield, its affiliated companies or any dual role person will have a duty to communicate or offer to the Company or any of its affiliated companies, or refrain from engaging directly or indirectly in, any corporate opportunity, and may pursue or acquire such corporate opportunity for themselves or direct such corporate opportunity to another person.

No dual role person (i) will have any duty to communicate or offer to the Company or any of its affiliated companies any corporate opportunity, (ii) will be prohibited from communicating or offering any corporate opportunity to (x) Brookfield, any of its affiliated companies of which such dual role person is an employee, agent, representative, officer or director or (y) if not an employee, agent, representative, officer of director of Brookfield or any of its affiliated companies, any power generation business of which such dual role person is an employee, agent, representative, officer or director and (iii) to the fullest extent permitted by the DGCL, will have any liability to the Company or its stockholders for breach of any fiduciary duty as a stockholder, director or officer of the Company, as the case may be, resulting from (x) the failure to communicate or offer to the Company or any of its affiliated companies any corporate opportunity or (y) the communication or offer to Brookfield, any of its affiliated companies of which such dual role person is an employee, agent, representative, officer or director or any power generation business of which such dual role person is an employee, agent, representative, officer or director, as applicable, of any corporate opportunity.

“Corporate opportunity” means any potential transaction, corporate opportunity or other matter within the same or similar business activities or related lines of business as those in which the Company or any of its affiliated companies may engage, or other business activities that overlap with or compete with those in which the Company or any of its affiliated companies, directly or indirectly, participates; provided that a corporate opportunity does not include any such corporate opportunity offered to a dual role person solely in such dual role person’s capacity as a director, an officer or employee of the Company or of any of its affiliated companies.

“Dual role person” means (i) any individual who is an officer or director of the Company and is also an employee, officer or director of Brookfield or any of its affiliated companies or (ii) any individual who is a director of the Company and is otherwise an employee, officer or director of a power generation business.

Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

In addition to the disproportionate voting rights that Brookfield has as a result of its approximate 51% ownership of our Class A common stock, some provisions of Delaware law contain, and our amended and restated certificate of incorporation and our amended and restated bylaws described below contains, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with superior voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Stockholder Meetings and Elections of Directors

Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that a special meeting of stockholders may be called by (i) the chairperson of the board of directors, (ii) the Lead Independent Director (as defined in our amended and restated bylaws), if any, (iii) the board of directors pursuant to a duly adopted resolution or (iv) the secretary of the Company upon the written request, stating the purpose of such meeting, of the holders of a majority of the shares of Class A common stock then outstanding.

Elimination of Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation specifically provides that any action required or permitted to be taken by the Company’s stockholders may be effected only at a duly called annual or special meeting, and that the power of stockholders to consent in writing without a meeting is denied.

Board Vacancies. Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock and the director designation rights of our Sponsor.

Election of Directors. The amended and restated certificate of incorporation provides that, except as provided in any duly authorized certificate of designation for any series of preferred stock, in an uncontested election, each director will be elected by the affirmative vote of the majority of the votes cast with respect to such director at any election meeting at which a quorum is present. However, in the case of an election meeting at which a quorum is present for which the number of director nominees exceeds the number of directors to be elected at such election, each director will be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee). Each director will hold office until the next annual meeting of stockholders and until his or her respective successor is duly elected and qualified, or until the director’s earlier death, resignation or removal. With respect to the stockholder election of the non-sponsor independent directors, for so long as the master services agreement remains in effect, members of the sponsor group are required to vote (or abstain from voting) the shares of Class A common stock they beneficially own in the same proportion as all other shares of Class A common stock that are voted (or abstained from voting) by stockholders other than members of the sponsor group. Directors may serve consecutive terms.

Removal of Directors. Our amended and restated certificate of incorporation provides that, subject to the rights, if any, of the holders of any series of preferred stock to elect and remove directors (with or without cause) and fill the vacancies thereby created (as specified in any duly authorized certificate of designation of any series of preferred stock), one or more or all directors may be removed from office with or without cause by the vote of the holders of shares of Class A common stock representing a majority of the issued and outstanding shares of Class A common stock at an annual meeting of stockholders or at a special meeting of stockholders called for such purpose. With respect to the stockholder removal of the non-sponsor independent directors, for so long as the master services agreement remains in effect, Brookfield and its controlled affiliates (other than the Company and its controlled affiliates) are required to vote (or abstain from voting) the shares of Class A common stock they beneficially own in the same proportion as all other shares of Class A common stock that are voted (or abstained from voting) by stockholders other than Brookfield and its controlled affiliates.

Amendments

Amendments of Certificate of Incorporation

Pursuant to Section 242(b) of the DGCL, to amend the Company’s certificate of incorporation, subject to certain exceptions, the board of directors must adopt a resolution setting forth the proposed amendment, declaring its advisability and either calling a special meeting of the stockholders or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At the meeting, the affirmative vote of a majority of the outstanding stock entitled to vote thereon is required to adopt such amendment. In addition, if the amendment adversely affects any class of shares, then the affirmative vote of a majority of the outstanding stock of each such class is also required to adopt the amendment.

Our amended and restated charter further provides that amendments of certain sections of the certificate of incorporation require an affirmative vote of 2/3 of combined voting power of all of the then outstanding shares of capital stock of the Company eligible to be cast in the election of directors generally voting as a single class, including provisions relating to:

•	voting, dividend and liquidation rights of Class A common stock;
•	removal of directors;
•	indemnification of officers and directors and limitation of the personal liability of directors; and
•	amendments to the amended and restated charter.

Our amended and restated certificate of incorporation further provides that approval of the new conflicts committee is required to alter, amend or repeal provisions relating to:

•	the powers and composition of the board of directors;
•	amendments to the amended and restated bylaws and board of directors designation of committees;
•	filling vacancies in the board of directors;
•	competition and corporate opportunities; and
•	amendments to the amended and restated charter.

Bylaw Amendments

Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to amend the Company’s bylaws by an affirmative vote of a majority of the total number of directors then in office. The approval of the new conflicts committee and, for so long as the governance agreement is in effect, Brookfield Holdco will also be required to approve any such action to make, amend, alter, change, add to or repeal any provision in the bylaws (i) requiring the approval of the new conflicts committee, (ii) setting forth the standards for the “independence” that will be applicable to independent directors on the board of directors and the process for nomination to the board of directors, and election by the shareholders of the Company, of independent directors and (iii) setting out the manner in which the governance agreement is amended. In addition, the approval of Brookfield Holdco will, for so long as the governance agreement is in effect, be required for any such action to make, amend, alter, change, add to or repeal any provision in the bylaws relating to the designation, appointment, removal, replacement, powers or duties of the officers of the Company.

Notice Provisions Relating to Stockholder Proposals and Nominees

Our amended and restated bylaws also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to our board of directors at an annual meeting of stockholders, or (iii) nominate a candidate for election to our board of directors at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to our corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the bylaws.

To be timely, a stockholder’s notice must be received at our principal executive offices:

•	in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us; or

•	in the case of a nomination in connection with a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us

With respect to special meetings of stockholders, our amended and restated bylaws provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

DGCL Section 203 – Business Combinations with Interested Stockholders

Our amended and restated certificate of incorporation provides that the Company has elected not to be governed by DGCL Section 203. Subject to certain exceptions, DGCL Section 203 generally prohibits public corporations from engaging in significant business transactions, including mergers, with a holder of 15% or more of the corporation’s voting stock, referred to as an interested stockholder, for a period of three years after the interested stockholder becomes an interested stockholder, unless the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by such a section.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

This section summarizes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our Class A common stock by a non-U.S. holder (as defined below). It applies to you only if you acquire your shares of Class A common stock in this offering and you hold the shares of Class A common stock as capital assets for United States federal income tax purposes. You are a “non-U.S. holder” if you are, for United States federal income tax purposes:

•	a nonresident alien individual;
•	a foreign corporation; or
•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income regardless of its source.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation”, “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

If a partnership holds the shares of our Class A common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding shares of our Class A common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our Class A common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of shares of our Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of shares of our Class A common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. In addition, even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service (“IRS”) Form W-8BEN, W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or
•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury Department regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•	you are a non-United States person; and
•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Class A Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of shares of our Class A common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;
•	you are an individual, you hold the shares of our Class A common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or
•	we are or have been a United States real property holding corporation for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and your holding period for the shares of our Class A common stock (the “relevant period”), (ii) assuming our Class A common stock is regularly traded on an established securities market during the calendar year in which the sale occurs, you held (directly, indirectly or constructively) more than 5% of our Class A common stock at any time during the relevant period, and (iii) you are not eligible for any treaty exemption.

If you are a non-U.S. holder and the gain from the disposition of shares of our Class A common stock is effectively connected with your conduct of a trade or business in the United States (and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis), you will be subject to tax on the net gain derived from the sale at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, such “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are a non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate, on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-United States persons receiving payments on your behalf if you or such persons are subject to, and fail to comply with, certain information reporting requirements. Such payments will include United States-source dividends and the gross proceeds from the sale or other disposition of stock that can produce United States-source dividends. Payments of dividends that you receive in respect of shares of our Class A common stock could be affected by this withholding if you are subject to FATCA information reporting requirements and fail to comply with them or if you hold shares of our Class A common stock through a non-United States person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of shares of our Class A common stock could also be subject to FATCA withholding unless such disposition occurs before January 1, 2019. An intergovernmental agreement between the United States and your country of residence (or the country of residence of the non-United States person receiving payments on your behalf) may modify the requirements described above. You should consult your own tax advisors regarding the relevant United States law and other official guidance on FATCA withholding.

Federal Estate Taxes

Shares of our Class A common stock held by an individual non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of Class A common stock effected at a United States office of a broker provided that either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person; or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Class A common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if: (i) the broker has certain connections to the United States; (ii) the proceeds or confirmation are sent to the United States; or (iii) the sale has certain other specified connections with the United States. In addition, certain foreign brokers may be required to report the amount of gross proceeds from the sale or other disposition of Class A common stock under FATCA if you are presumed to be a United States person.

Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your United States federal income tax liability or refunded, provided that the required information is timely furnished to the IRS.

SALE OF SHARES OF CLASS A COMMON STOCK TO BROOKFIELD

An affiliate of our sponsor, Brookfield, currently owns an approximate 51% interest in the Company. It is anticipated that one or more Brookfield entities will acquire in this offering a number of shares of Class A common stock equal to at least 51% of the total number of shares sold in this offering, such that, following the offering, Brookfield and/or its affiliates are expected to continue to own at least 51% of the Company’s outstanding Class A shares. Except as discussed below with respect to the Backstop Agreement, the purchase price of any shares purchased by Brookfield and/or its affiliates will be equal to the price to the public.

As described below in – Backstop Agreement with Brookfield, Brookfield has agreed to back-stop an offering of shares of Class A common stock if the offering price per Class A Share of the Company equals the Backstop Price. In the event that the Backstop is exercised by the Company, Brookfield and/or its affiliates will purchase up to $650 million shares of the Class A stock at the Backstop Price. The Backstop Price is $10.66 per share. Brookfield and its affiliates are not obligated to purchase Class A shares except in the circumstances described below in – Backstop Agreement with Brookfield, and we cannot guarantee that they do so.

BACKSTOP AGREEMENT WITH BROOKFIELD

On February 6, 2018, the Company entered into the Support Agreement with Brookfield. Pursuant to the Support Agreement, Brookfield agreed that, if requested by the Company, Brookfield would provide a back-stop to the Company for up to $400 million of shares of Class A common stock at the Backstop Price. The Backstop Price is $10.66 per share. On May 28, 2018, the Support Agreement was amended to increase the size of the Backstop to up to $650 million of shares of Class A common stock. In the event the Company exercises the Backstop, the Brookfield entity or entities purchasing the Class A Common Stock will purchase for investment and not with a view toward a further distribution of such stock. If the Company is unable to sell the shares offered by this prospectus at a price at or above the Backstop Price of $10.66 per share, the Company may exercise the Backstop such that Brookfield purchases up to $650 million of shares of Class A common stock pursuant to the Backstop under the Support Agreement at the Backstop Price. If the Company decides to request that Brookfield purchase shares of Class A common stock pursuant to the Backstop under the Support Agreement, such purchase may be made pursuant to a private placement. If the Company does not exercise the Backstop, we expect that one or more Brookfield entities will acquire at least 51% of the Company’s Class A shares sold in this offering, such that, following the offering, Brookfield and/or its affiliates are expected to continue to own at least 51% of the Company’s Class A shares.

UNDERWRITING

We, Barclays Capital Inc. and the other underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Barclays Capital Inc. is the representative of the underwriters.

Underwriters	Number of Shares
Barclays Capital Inc.
HSBC Securities (USA) Inc.
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional        shares. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters. We have agreed to reimburse the underwriters for certain of their expenses, in an amount up to $      , as set forth in the underwriting agreement. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase        additional shares.

Paid by the Underwriters	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and Orion US Holdings 1 LP have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans.

Our common stock is listed on NASDAQ under the symbol “TERP”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $    million. The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Passive Market Making

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid that bid must be lowered when specified purchase limits are exceeded.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of shares to the public may not be made in that Relevant Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

   United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

   Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

   Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

   Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

   Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The Company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $ million.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of TerraForm Power, Inc. as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2017, expresses an opinion that TerraForm Power, Inc. did not maintain effective internal control over financial reporting as of December 31, 2017 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the following material weaknesses have been identified:

•	The Company did not have sufficient resources, including contractors, in place throughout the reporting period with the appropriate training and knowledge of internal controls over financial reporting in order to establish the Company’s financial reporting processes and information technology (IT) systems and to design, implement and operate an effective system of internal control over financial reporting.
•	The Company did not conduct continuous risk assessment and monitoring activities over financial reporting and IT systems to identify and analyze risks of financial misstatement due to error and/or fraud and to identify and assess necessary changes in generally accepted accounting principles (GAAP) and financial reporting processes and internal controls impacted by changes in the business, information systems, and transition of key personnel.
•	The Company did not have an effective information and communication process that ensured appropriate and accurate information was available to financial reporting personnel on a timely basis in order that they could fulfill their roles and responsibilities.
•	The Company did not have effective IT general controls over all operating systems, databases, and IT applications supporting financial reporting. Process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective. Additionally, the Company did not have effective end-user computing controls over spreadsheets used in financial reporting.
•	The Company did not have effective controls over the completeness, existence, and accuracy of revenues and deferred revenue and the completeness, existence, accuracy and valuation of accounts receivable.
•	The Company did not have effective reconciliation controls over the completeness, existence and accuracy of certain balance sheet accounts. Specifically, the reconciliation controls did not always operate timely and did not adequately investigate, resolve and correct reconciling items on a timely basis.
•	The Company did not have effective controls over the completeness, existence and accuracy of accounts payable, accrued expenses, and expenses. Specifically, the Company did not establish an effective accounts payable voucher and disbursement process and related internal controls in order to review and approve and accurately record expenditures on a timely basis.
•	The Company did not have effective controls over the completeness, existence and accuracy of renewable energy facilities, accumulated depreciation and depreciation, accretion and amortization expense.
•	The Company did not have effective process level and management review controls over the application of GAAP and accounting measurements related to certain significant accounts and non-routine transactions.
•	The Company did not have effective process-level and management review controls over manual financial reporting processes. Specifically, the Company did not have effective controls over the completeness and accuracy of information used in manual spreadsheets and the accuracy of those spreadsheet formulas.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document field as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may also obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.terraformpower.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (excluding any document, or portion thereof, to the extent disclosure is furnished and not filed):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 7, 2018;
•	our Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017, filed with the SEC on April 30, 2018;
•	our Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the SEC on May 21, 2018;
•	our Definitive Proxy Statement on Schedule 14A related to the Merger and Sponsorship Transaction, filed with the SEC on September 6, 2017;
•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 10, 2018; and
•	our Current Reports on Form 8-K, filed with the SEC on March 19, 2018, May 18, 2018, May 21, 2018 and May 24, 2018.

Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results and Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 of the Exchange Act with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus, unless otherwise indicated on such Form 8-K.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request should be directed to:

TerraForm Power, Inc.
7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814
(240) 762-7700
Attention: Investor Relations

These documents are also available on the Investor Relations section of our website, which is located at www.terraformpower.com, or as described under “Additional Information” above. The reference to our website does not constitute incorporation by reference of the information contained on our website. Further, the public may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

$600,000,000

TerraForm Power, Inc.

Class A Common Stock

PROSPECTUS

Joint Book-Running Managers

BARCLAYS	HSBC

            , 2018

PART II

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee.

SEC registration fee		$80,925
Legal fees and expenses	$
Accounting fees and expenses	$
Printing and engraving expenses	$
Total	$
Item 14.	Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We have entered into indemnification agreements with certain of our directors pursuant to which have agreed to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was a director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

See “Item 17. Undertakings” for a description of the SEC’s position regarding such indemnification provisions.

Item 15.	Recent sales of unregistered securities

On November 26, 2014, we sold and issued a total of 11,666,667 shares of our Class A common stock in a private placement pursuant to subscription agreements to certain eligible investors for an aggregate purchase price of $350 million, or $30.00 per share. We issued these Class A shares to the respective purchasers in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof. In that regard, we obtained representations from each of the purchasers that it was an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and that it had such knowledge and experience in financial or business matters that such purchaser was capable of evaluating the merits and risk of an investment in our securities.

On October 16, 2017, pursuant to the Merger Agreement, BRE TERP Holdings, Inc., a wholly owned direct subsidiary of Orion US Holdings 1 LP, merged with and into the Company, with the Company continuing as the surviving corporation in the merger. Prior to the consummation of the Merger, SunEdison was the indirect holder of 100% of the shares of Class B common stock of TerraForm Power and held approximately 83.9% of the combined total voting power of the holders of TerraForm Power’s Class A common stock and Class B common stock. As contemplated by the Merger Agreement and in satisfaction of its obligations under the settlement agreement, SunEdison exchanged, effective immediately prior to the effective time of the Merger, all of the Class B units of Terra LLC held by it or any of its controlled affiliates for 48,202,310 Class A shares of TerraForm Power. As a result of and following completion of the exchange, all of the issued and outstanding shares of Class B common stock of TerraForm Power were automatically redeemed and retired. Pursuant to the settlement agreement, immediately following such exchange, the Company issued to SunEdison additional Class A shares such that immediately prior to the effective time of the Merger, SunEdison and certain of its affiliates held an aggregate number of Class A shares equal to 36.9% of TerraForm Power’s fully diluted share count.

At the effective time of the Merger, TerraForm Power also issued 65,144,459 Class A shares to Orion US Holdings 1 LP pursuant to the Merger Agreement, which are not registered.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement

2.1
Purchase and Sale Agreement, dated as of November 17, 2014, among SunEdison, Inc., TerraForm Power, LLC, TerraForm Power, Inc., First Wind Holdings, LLC, First Wind Capital, LLC, D. E. Shaw Composite Holdings, L.L.C., the company members party thereto and D. E. Shaw Composite Holdings, L.L.C. and Madison Dearborn Capital Partners IV, L.P., acting jointly, solely in their capacity as the representative of the sellers (incorporated by reference to Exhibit 2.1 to TerraForm Power’s Form 8-K filed on February 3, 2015).

Exhibit Number	Description
2.2
First Amendment to the Purchase and Sale Agreement, dated as of January 28, 2015, among SunEdison, Inc., TerraForm Power, LLC and D. E. Shaw Composite Holdings, L.L.C. and Madison Dearborn Capital Partners IV, L.P., acting jointly, solely in their capacity as the representative of the sellers (incorporated by reference to Exhibit 2.2 to TerraForm Power’s Form 8-K filed on February 3, 2015).

2.3
Sale and Purchase Agreement, dated as of January 5, 2017, among TerraForm Power Operating, LLC, SunEdison Yieldco UK Holdco 2, LLC and Vortex Solar UK Limited.** (incorporated by reference to Exhibit 2.1 to TerraForm Power’s Form 10-Q filed on August 29, 2017).

2.4
Merger and Sponsorship Transaction Agreement, dated as of March 6, 2017, by and among TerraForm Power, Inc., Orion US Holdings 1 L.P. and BRE TERP Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K filed on March 7, 2017).**

3.1	Amended and Restated Certificate of Incorporation of TerraForm Power, Inc. (incorporated by reference to Exhibit 3.1 to TerraForm Power’s Form 8-K filed on July 25, 2014).

3.2	Amended and Restated Certificate of Incorporation of TerraForm Power, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on October 17, 2017).

3.3	Second Amended and Restated Bylaws of TerraForm Power, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Form 8-K filed on October 17, 2017).

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to TerraForm Power’s Registration Statement on Form S-1, File No. 333-196345).

4.2
Second Amended and Restated TERP LLC Operating Agreement, dated as of October 16, 2017, by and among TerraForm Power, Inc. and BRE Delaware Inc. (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 8-K filed on October 17, 2017).

4.3
Indenture, dated as of July 17, 2015, by and among TerraForm Power Operating, LLC, each of the Guarantors party hereto and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the quarter ended September 30, 2015).

4.4
Third Supplemental Indenture, dated as of August 29, 2016, among TerraForm Power Operating, LLC, the guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on August 31, 2016).

4.5
Fifth Supplemental Indenture, dated as of October 16, 2017, among TerraForm Power Operating, LLC, as issuer, the Guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed on October 17, 2017).

4.6
Indenture, dated as of December 12, 2017, between TerraForm Power Operating, LLC, the guarantors party thereto and U.S. Bank National Association, as trustee relating to the 4.25% Senior Notes due 2023 (incorporated by reference to Exhibit 4.1 to TerraForm Power’s Form 8-K filed on December 12, 2017).

4.7	Form of 4.25% Senior Notes due 2023 (incorporated by reference to Exhibit 4.1 to TerraForm Power’s Form 8-K filed on December 12, 2017).

Exhibit Number	Description
4.8
Indenture, dated as of December 12, 2017, between TerraForm Power Operating, LLC, the guarantors party thereto and U.S. Bank National Association, as trustee relating to the 5.00% Senior Notes due 2028. (incorporated by reference to Exhibit 4.3 to TerraForm Power’s Form 8-K filed on December 12, 2017).

4.9	Form of 5.00% Senior Notes due 2028 (incorporated by reference to Exhibit 4.3 to TerraForm Power’s Form 8-K filed on December 12, 2017).

5.1	Opinion of Sullivan & Cromwell LLP

10.1
Settlement Agreement, dated as of March 6, 2017, by and among TerraForm Power, Inc., TerraForm Power, LLC, TerraForm Power Operating, LLC, SunEdison Inc. and the other parties named therein (incorporated by reference to Exhibit 2.2 to the Registrant’s Form 8-K filed on March 7, 2017).

10.2
Voting and Support Agreement, dated as of March 6, 2017, by and among Orion US Holdings 1 L.P., BRE TERP Holdings Inc., SunEdison, Inc., SunEdison Holdings Corporation, SUNE ML1, LLC and TerraForm Power, Inc. (incorporated by reference to Exhibit 2.3 to the Registrant’s Form 8-K filed on March 7, 2017).

10.3
TerraForm Power, Inc. 2014 Second Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1/A, File No. 333-196345, filed on June 13, 2014).

10.4
Form of Restricted Stock Unit Agreement For Employees (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1/A, File No. 333-196345, filed on July 16, 2014).

10.5
Form of Restricted Stock Unit Agreement For Directors (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1/A, File No. 333-196345, filed on July 16, 2014).

10.6
Transition Services Agreement, dated September 7, 2017, between TerraForm Power, LLC and SunEdison, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Periodic Report on Form 8-K filed on September 11, 2017).

10.7
Master Services Agreement, dated as of October 16, 2017, by and among Brookfield Asset Management Inc., BRP Energy Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Global Renewable Energy Advisor Limited, TerraForm Power, Inc., TerraForm Power, LLC and TerraForm Power Operating, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on October 17, 2017).

10.8
Relationship Agreement, dated as of October 16, 2017, by and among Brookfield Asset Management Inc., TerraForm Power, Inc., TerraForm Power, LLC and TerraForm Power Operating, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on October 17, 2017).

10.9
Governance Agreement, dated as of October 16, 2017, by and among TerraForm Power, Inc., Orion US Holdings 1 L.P. and each member of the Sponsor Group that by the terms of the Governance Agreement becomes a party thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K filed on October 17, 2017).

Exhibit Number	Description
10.10
Brookfield Registration Rights Agreement, dated as of October 16, 2017, by and among Orion US Holdings 1 L.P. and TerraForm Power, Inc. (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 8-K filed on October 17, 2017).

10.11
SunEdison Registration Rights Agreement, dated as of October 16, 2017, by and among TerraForm Power, Inc., SunEdison, Inc., SunEdison Holdings Corporation and SUNE ML1, LLC (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 8-K filed on October 17, 2017).

10.12
Credit Agreement, dated as of October 16, 2017, by and among TerraForm Power, Inc., as Borrower, and Brookfield Asset Management Inc., a corporation existing under the laws of the Province of Ontario, and Brookfield Finance Luxembourg S.ÀR.L., a société à responsabilité limitée organized under the laws of the Grand Duchy of Luxembourg, as Lenders (incorporated by reference to Exhibit 10.7 to the Registrant’s Form 8-K filed on October 17, 2017).

10.13
Credit and Guaranty Agreement, dated as of October 17, 2017, among TerraForm Power Operating, LLC, as borrower, TerraForm Power, LLC, as a guarantor, certain subsidiaries of TerraForm Power Operating, LLC, as guarantors, the lenders party thereto from time to time, and HSBC Bank USA, National Association, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on October 17, 2017).

10.14
Term Loan and Guaranty Agreement, dated as of November 8, 2017, among TerraForm Power Operating, LLC, as borrower, TerraForm Power, LLC, as a guarantor, certain subsidiaries of TerraForm Power Operating, LLC, as guarantors, the lenders party thereto from time to time, and Royal Bank of Canada, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on November 13, 2017).

10.15
Irrevocable Undertaking Agreement for the launch and acceptance of the takeover bid for the shares of Saeta Yield, S.A., dated as of February 6, 2018, between TERP Spanish HoldCo, S.L., as the bidder, and Cobra Concesiones, S.L. and GIP II Helios, S.à.r.l, as the selling shareholders (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on February 8, 2018).

10.16
Irrevocable Undertaking Agreement for the launch and acceptance of the takeover bid for the shares of Saeta Yield, S.A., dated as of February 6, 2018, between TERP Spanish HoldCo, S.L., as the bidder, and Mutuactivos, S.A.U., S.G.I.I.C., as the selling shareholder (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed on February 8, 2018).

10.17
Irrevocable Undertaking Agreement for the launch and acceptance of the takeover bid for the shares of Saeta Yield, S.A., dated as of February 6, 2018, between TERP Spanish HoldCo, S.L., as the bidder, and Sinergia Advisors 2006, A.V., S.A., as the selling shareholder (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K filed on February 8, 2018).

10.18
Support Agreement, dated February 6, 2018, between Brookfield Asset Management Inc. and TerraForm Power, Inc. (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 8-K filed on February 8, 2018).

10.19
Continuing Agreement for Letters of Credit, dated as of March 6, 2018, by TERP Spanish HoldCo, S.L. and Natixis, New York Branch (incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10-K filed on March 7, 2018).

10.20	Letter Agreement, dated as of March 6, 2018, by TerraForm Power, Inc. and Natixis, New York Branch (incorporated by reference to Exhibit 10.20 to the Registrant’s Form 10-K filed on March 7, 2018).

Exhibit Number	Description
10.21
Agreement for Bank Guarantee, dated as of March 6, 2018, by TERP Spanish HoldCo, S.L. and Banco Santander, S.A (incorporated by reference to Exhibit 10.21 to the Registrant’s Form 10-K filed on March 7, 2018).

10.22	Letter Agreement, dated as of March 6, 2018, by TerraForm Power, Inc. and Banco Santander, S.A (incorporated by reference to Exhibit 10.22 to the Registrant’s Form 10-K filed on March 7, 2018).

10.23
Amendment No. 1 to Term Loan and Guaranty Agreement, dated as of May 11, 2018, among TerraForm Power Operating, LLC, as borrower, TerraForm Power, LLC, as a guarantor, certain subsidiaries of TerraForm Power Operating, LLC, as guarantors, the lenders party thereto from time to time, and Royal Bank of Canada, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on May 18, 2018).

10.24	Support Agreement Amendment, dated May 28, 2018, between Brookfield Asset Management Inc. and TerraForm Power, Inc.

21.1	List of Subsidiaries of TerraForm Power, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant’s Form 10-K filed on March 7, 2018)

23.1	Consent of KPMG LLP – TerraForm Power, Inc.

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)

24	Powers of Attorney (included in signature page hereto)

**	Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Registrant agrees to furnish a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

(b) Financial Statement Schedule

No financial schedules are provided because the information is not required or is either shown in the financial statements or notes thereto incorporated by reference herein.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TerraForm Power, Inc., a Delaware corporation, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on June 1, 2018.

TERRAFORM POWER, INC.

By:	/s/ John Stinebaugh
	Name:	John Stinebaugh
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN STINEBAUGH	Chief Executive Officer (Principal executive officer)	June 1, 2018
John Stinebaugh

*	Chief Financial Officer (Principal financial officer and principal accounting officer)	June 1, 2018
Matthew Berger

*	Director and Chairman	June 1, 2018
Brian Lawson

*	Director	June 1, 2018
Christian S. Fong

*	Director	June 1, 2018
Harry Goldgut

*	Director	June 1, 2018
Richard Legault

*	Director	June 1, 2018
Mark “Mac” McFarland

*	Director	June 1, 2018
Sachin Shah
*	Pursuant to Powers of Attorney executed by the above name signatories and previously filed with the Securities and Exchange Commission on March 19, 2018.